
13000584


PLANAR
TM

When image experience matters.

2012 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
Amendment No. 1

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 28, 2012.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-23018

PLANAR SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Oregon (State or other jurisdiction of incorporation)	**93-0835396** (IRS Employer Identification No.)
1195 NW Compton Drive **Beaverton, Oregon 97006** (Address of principal executive offices) (Zip Code)	**(503) 748-1100** (Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock Preferred Stock Purchase Rights	NASDAQ Global Market
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting common stock of the registrant at March 30, 2012, excluding shares held by affiliates, was approximately $43,491,451.

Number of shares of common stock outstanding at November 29, 2012: 20,944,820

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") to the Annual Report on Form 10-K of Planar Systems, Inc. for the fiscal year ended September 28, 2012 as filed with the Securities and Exchange Commission on December 7, 2012 (the "2012 Annual Report"), is being filed to include in the Annual Report the information required by Part II (Item 5) and Part III (Items 10, 11, 12, 13 and 14) of Form 10-K.

In addition to amending Item 5 of Part II and Items 10 through 14 of Part III to provide the omitted information, this Amendment amends Item 15 of Part IV to include new certifications being provided with this Amendment pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Except as specifically referenced herein, this Amendment No. 1 does not reflect any event occurring after December 7, 2012, the filing date of the 2012 Annual Report.

Part I

BUSINESS

Item 1. General

Planar Systems, Inc. is a provider of specialty display products, solutions, and services for customers in a number of end-market segments. Products include display components, completed displays, and display solutions and systems based on a variety of flat panel and front- and rear-projection technologies. The Company has a global reach with sales offices in North America, Europe, and Asia and manufacturing facilities in Finland, France and North America.

The electronic specialty display industry is driven by the proliferation of display products, from both the increase in functionality in "smart" devices and the availability and versatility of LCD flat panel displays at increasingly lower costs; the ongoing need for system providers and integrators to rely on display experts to provide customized solutions; and from the growth in the market for targeted marketing and messaging to consumers using digital signage in a variety of form factors in both indoor and outdoor applications.

Unless context otherwise requires, or as otherwise indicated, "we," "us," "our" and similar terms, as well as references to the "Company" and "Planar," refer to Planar Systems, Inc. and, unless the context requires otherwise, includes all of the Company's consolidated subsidiaries.

The Company's Strategy

For over a quarter century, Planar has been designing and bringing to market innovative display solutions. The Company has historically focused on customized or specialty display products and systems, generally in niche display markets where requirements are more stringent, innovation is valued, and the customer is not served or is underserved by the mass-market, commodity display providers. In recent years, the Company has been transitioning its focus, strategic direction, and resources to target the large and fast-growing market for digital signage displays, where a variety of its customers use the Company's video wall and large format stand-alone monitors for digital signage applications in retail, airport, sports arena and stadium, hospitality, quick serve restaurant, corporate and higher-education venues.

The Company's Markets

Planar delivers display products and related solutions for a wide variety of applications and vertical markets. It categorizes the products into two areas, "Digital Signage" and "Commercial and Industrial."

Digital Signage

The Digital Signage display market has experienced rapid growth in recent years and is expected to have strong growth over the next three to five years. Digital Signage solutions are being installed in many environments including retail locations, airports, and sports arenas, as well as emerging applications. Planar provides solutions for a number of display applications for the digital signage market utilizing a variety of technologies and products.

- Matrix and Mosaic (tiled LCD) Systems: Planar's super narrow bezel LCD display systems allow customers to create flat, large video walls for a number of applications including ambience, advertising, architectural and brand promotion, and are being deployed in a large range of markets including retail, hospitality, commercial, sports venues and airports. Solutions utilize specialized LCD panels and "tile" them together using video processing to create large video wall displays. Products offered are well suited to these applications as they are designed for simple installation, easy and cost effective maintainability and off-boarding of power and video processing. The Company offers and supports a growing number of sizes and resolutions of super narrow bezel displays, including touch panels, that can be utilized in creating a wide variety of video wall solutions.

- LCD Commercial Flat Panel Displays: Planar provides a line-up of commercial-grade LCD displays, including the recently launched zero bezel "UltraLux" product offerings, suitable for a wide range of digital signage uses. Included in this category are outdoor signage displays, which are designed and manufactured by Planar and are uniquely suited to demanding environmental conditions.
- Custom Signage Displays: Planar manufactures a variety of customized LCD solutions for customers with requirements which go beyond those available from off the shelf products. Included in this category are customized and ruggedized indoor retail signage products used for direct marketing purposes. These displays are typically ruggedized to withstand extreme weather, direct sunlight, moisture, dust, vibration and other conditions present in public viewing spaces

Commercial and Industrial

The Commercial and Industrial display markets that the Company addresses are varied and numerous. Some of these markets are relatively mature, and others offer unique opportunities to grow based on new technology enhancements and other factors. The Company serves these markets with a wide range of solutions including standard as well as highly differentiated custom display products and systems.

- Rear-Projection Cube Displays: The market for control room video wall solutions is driven by the development, expansion, and upgrade of industrial infrastructure such as power plants, transportation systems, communication systems, and security monitoring. Planar provides premium quality rear-projection displays and video processing solutions that meet the customer's needs for virtually seamless video walls that support 24x7 operations.
- Touch Monitor Displays: Planar markets a wide variety of touch LCD products for use in kiosks and point of sale applications. As touch and interactive displays become more commonplace, particularly with the recent introduction of Microsoft Windows 8, the Company expects future opportunities for growth in this product category.
- Electroluminescent ("EL") Displays: Planar leverages its proprietary intellectual property and historical core competency in EL technologies to focus on providing customized, embedded and ruggedized displays to Original Equipment Manufacturers ("OEMs") and other system suppliers. EL is used in a variety of applications and industries including instrumentation, medical equipment, vehicle dashboards and military applications, all of which require functionality in demanding usage conditions such as rugged outdoor conditions, extreme temperatures, instances where shaking or shock is expected, the need for high-bright solutions, or applications requiring transparency, which have become possible as a result of new technical innovations.
- Custom Commercial and Industrial Displays: Planar designs and manufactures custom LCD products that are generally targeted toward the transportation, military and medical vertical markets. These displays are typically ruggedized to withstand extreme weather, direct sunlight, moisture, dust, vibration and other extreme conditions.
- Desktop Monitor Displays: Planar capitalizes on its strong supply chain, logistics and distribution partnerships to sell a variety of primarily LCD based displays to the United States marketplace.
- High-End Home Displays: Planar offers a wide variety of high-performance home theater front-projection systems, video processing equipment, large-format thin displays, and accessories, largely aimed at the high-end home market and certain commercial installations. The Company has sold these products under the Runco brand since May 2007 when it acquired Runco International, an industry leader in high-end, luxury video products. Planar's Runco products are primarily sold to its established network of custom home installation dealers in the United States.

Research and Product Development

The Company engages, on an on-going basis, in research and product development activities. Research expenses are primarily related to the commercialization of display technologies, new system architectures, and fundamental process improvements. Product development expenses are directly related to the design, prototyping, and development of new products and technologies. Expenses consist primarily of salaries, project materials, outside services, allocation of facility expenses, and other costs associated with the Company's ongoing efforts to develop new products and processes and enhancements to existing products. The Company spent $11.4 million, $11.8 million, and $11.6 million on research, development and product engineering in the fiscal years 2012, 2011 and 2010, respectively. These expenses were partially offset by research and development tax credits from government agencies and contract funding from private sector companies totaling $0.8 million in fiscal 2012, and $1.1 million in both fiscal 2011 and 2010.

Intellectual Property

The Company holds a number of patents, trade secrets, trademarks, copyrights and other elements of intellectual property, and uses nondisclosure agreements and other measures to protect its proprietary rights. A primary success factor in the Company's markets is developing in-depth familiarity with the needs of the end users of its products. The continual product development, exclusive product features and technical expertise that result from this knowledge drive the results of the Company's products in the marketplace.

Branding, Marketing and Sales

Efforts to raise market awareness and competitive advantage from the Planar, Clarity, and Runco brands are continuous. Marketing efforts focus on identifying prospects and communicating the attributes foremost in the minds of purchasing decision-makers. This approach is intended to ensure the highest possible return on investment for the Company's marketing expense.

The Company employs sales professionals in many countries around the world and sells directly to end users, OEMs, and through reseller channels. The primary focus is creating revenue through these reseller channels. At the end of fiscal 2012, the Company employed sales resources in the United States, Finland, France, Hungary, India, Kuwait, Philippines, Italy, China, Taiwan, Turkey, and United Kingdom.

No customers represented over 10% of the Company's revenue in fiscal years 2012, 2011 or 2010.

Backlog

The Company believes the backlog metric is of limited utility in predicting future sales because a significant majority of the Company's sales are made on a ship-to-order basis.

At September 28, 2012 and September 30, 2011 the Company's backlog, which includes all binding purchase contracts and accepted purchase orders, was approximately $23.8 million and $22.6 million, respectively. Variations in the magnitude and duration of contracts and customer delivery requirements may result in substantial fluctuations in backlog from period to period.

Manufacturing and Raw Materials

The Company partners with offshore suppliers for its manufacturing and assembly capacity, in addition to its EL manufacturing facility in Finland and assembly and integration operations in Oregon and France. The Company believes that its effective management of these partners and its global supply chain is an important competency and competitive advantage.

Quality and reliability are emphasized in the design, manufacture and assembly of each of the Company's products. All of Planar's facilities have active operator training/certification programs and regularly use advanced statistical process control techniques. The Company's products undergo thorough quality inspection and testing throughout the manufacturing process. The Company's production processes and facilities related to its commercial and industrial and video wall products have received and maintain their ISO9001 registration. This registration requires that a company meet a set of criteria established by an independent, international quality organization that measures the quality of systems, procedures and implementation in manufacturing, marketing, and development of products and services.

The Company's EL manufacturing facility in Finland produces a wide range of display types and sizes. Manufacturing operations consist of the procurement and inspection of components, manufacture of EL displays using a thin-film atomic layer deposition process, final assembly of some components, and extensive testing of finished products.

The Company currently procures from outside suppliers all of its raw materials, including raw glass, driver integrated circuits, electronic circuit assemblies, power supplies, high-density interconnects, light engines, rear-projection screens, and projectors. Significant raw material supply risks to the Company's operations involve the procurement of LCD panel glass and rear-projection screens. The Company strives to buy these materials from multiple partners and forecast demand as accurately as possible to effectively manage this risk and ensure supply of these components. The Company continues to work at diversifying its supplier base for high resolution glass and rear-projection screens. The Company procures most of its Runco branded products from a small number of suppliers who are the sole source of certain products. As such, a significant portion of the high-end home product sales are substantially dependent on the continuation of Planar's relationships with these suppliers.

Competition

Holding a strong competitive position in the market for specialty displays requires maintaining a diverse product portfolio which addresses a wide variety of customer needs. In addition to the product portfolio, the Company competes with other display manufacturers based upon commercial availability, price, visual performance (e.g. brightness, color capabilities, contrast and viewing angle), brand reputation, firmware, size, design flexibility, power usage, durability, ruggedness, and customer service. The Company believes its wide range of product offerings, flexibility, responsiveness, technical support, and customer satisfaction programs are important to its competitive position.

The Company's direct competitors are numerous and diverse. In display systems including AMLCD components sourced from manufacturers, Planar's value-added specialty display products compete against those of NEC, Acer, Viewsonic, Dell and others in the IT market. In the Custom Commercial and Industrial market, the Company sometimes competes against the internal engineering functions of some of its OEM customers. In addition, other industrial display systems specialists include Global Display Solutions, NEC, Sharp, and a variety of small, highly specialized producers. The Company's EL business primarily competes with substitute technologies. The Company's principal competitors for the Video Wall market include Barco, Mitsubishi Electric, Eyevis, and Christie Digital Systems, Inc. for rear-projection cubes and NEC and Samsung for LCD video walls. The Company's High-end Home products primarily compete against those of SIM2, Dreamvision, and Digital Projection International.

Employees

People are considered to be a key element for success by the Company. Planar's future success will depend largely on its ability to continue to attract, retain, and motivate highly skilled and qualified personnel.

The Company's U.S. employees are not represented by any collective bargaining units and the Company has never experienced a work stoppage in the United States. The Company's Finnish, French, and Italian employees are, for the most part, covered by national union contracts. These contracts are negotiated annually between the various employee unions and the employer's union and stipulate benefits, wage rates, wage increases, grievance and termination procedures, and working conditions.

As of September 28, 2012, the Company had 422 employees worldwide; 257 in the United States and 165 in Europe, Asia and the rest of the world. Of these, 96 were engaged in sales and marketing, 49 in research and product development, 62 in general and administrative roles, and 215 in manufacturing and manufacturing support.

Available Information

The Company's Internet website address is *www.planar.com.* Planar's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, are available through the Internet website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The Company's Internet website and the information contained therein or connected thereto are not intended to be incorporated into the Annual Report on Form 10-K.

Item 1A. Risk Factors

The following issues, risks, and uncertainties, among others, should be considered in evaluating the Company's future financial performance and prospects for growth.

The risks inherent in the Company's operations could be heightened by ongoing worldwide economic weakness and potential lack of credit availability.

In the recent past, general worldwide economic conditions have experienced a dramatic downturn due to a variety of factors, including credit conditions, the housing market crisis, liquidity concerns, slower economic activity, concerns about inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. The downgrade of the U.S. and certain European country credit ratings and the possibility that certain European member states will default on their debt obligations have increased the already significant uncertainty about the stability of global credit and financial markets. These conditions make it extremely difficult for the Company's customers, the Company's vendors, and the Company to accurately forecast and plan future business activities. In this time of economic difficulties, the Company's financial performance and prospects for growth are subject to heightened risks including, but not limited to, the risk that the poor economic conditions and uncertainties in the credit and financial markets could adversely affect the amount, timing and stability of the demand for the Company's products, the financial strength of the Company's customers and vendors and their ability or willingness to do business with the Company, the ability of the Company's customers and/or vendors to fulfill their obligations to the Company, and the ability of the Company's customers and/or vendors to obtain credit in amounts and on terms acceptable to them. Each of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations, including:

- disruptions in business relations between the Company and its vendors, which could result in delays or other difficulties obtaining, or increases in the price of, components and materials required for the Company's products;
- a rapid or unexpected decrease in demand for the Company's products, including the cancellation or delay of existing or expected orders for the Company's products, which could reduce sales and/or result in the Company carrying excess inventories;
- a decline in the financial strength of the Company's customers' businesses which could result in the Company losing sales if the Company becomes unwilling to extend trade credit in connection with orders of its products, the customers inability to pay their vendors in a timely manner, declaring bankruptcy or otherwise ceasing operations, any of which could harm the Company's ability to collect on amounts due from its customers in a timely manner, or at all. The Company does maintain allowances for estimated losses resulting from the inability of its customers to make required payments.

The Company took a number of measures to reduce costs in response to the worldwide economic downturn over the past three years. However, in connection with the execution of the growth strategy adopted during fiscal 2011 the Company has since begun to refocus sales and marketing resources to better position it for sales growth. If the economic recovery were to slow or cease and dip back into recession, or if customer demand for the

Company's products were to otherwise not improve or slow down, the Company might be unable to adjust expense levels rapidly enough in response to falling demand or adequately reduce expenses without changing the way in which it operates in a manner that has adverse consequences. If revenues were to decrease further and the Company was unable to adequately reduce expense levels, it might incur significant losses that could potentially adversely affect the Company's overall financial performance and the market price of the Company's common stock.

The Company's operating results can fluctuate significantly.

In addition to the variability resulting from the short-term nature of commitments from the Company's customers, other factors can contribute to significant periodic fluctuations in its results of operations. These factors include, but are not limited to, the following:

- the receipt and timing of orders and the timing of receipt of components and products from vendors and the timing of delivery of orders;
- the inability to adjust expense levels or delays in adjusting expense levels, in either case in response to lower than expected revenues or gross margins;
- the volume of orders relative to the Company's capacity;
- product introductions and market acceptance of new products or new generations of products;
- evolution in the lifecycles of customers' products;
- changes in cost and availability of labor and components;
- variations in revenue and gross margins relating to the mix of products available for sale and the mix of products sold from period to period;
- availability of sufficient quantities of the components of the Company's products on a timely basis or at all;
- variation in operating expenses;
- vesting of restricted stock based upon achievement of certain performance measures;
- pricing and availability of competitive products and services;
- general economic conditions and changes—whether or not anticipated—in economic conditions; and
- the ability to use cash flow to fund working capital, capital expenditures, development projects, acquisitions, and other general corporate purposes, which could be limited by any Company indebtedness and the covenants of the Company's existing credit facility.

Accordingly, the results of any past periods should not be relied upon as an indication of the Company's future performance. It is possible that, in some future period, the Company's operating results may be below expectations of public market analysts and/or investors. If this occurs, the Company's stock price may decrease.

The Company faces intense competition.

Each of the markets served by the Company is highly competitive, and the Company expects this to continue and even intensify. The Company believes that over time this competition will have the effect of reducing average selling prices of its products. Certain of the Company's competitors have substantially greater name recognition and financial, technical, manufacturing, marketing and other resources than does the Company. There is no assurance that the Company will not face additional competitors or that the Company's competitors will not succeed in developing or marketing products that would render the Company's products obsolete or noncompetitive. To the extent the Company is unable to compete effectively, its business, financial condition and results of operations would be materially adversely affected. The Company's ability to compete successfully depends on a number of factors, both within and outside its control. These factors include, but are not limited to:

- the Company's effectiveness in designing new product solutions, including those incorporating new technologies;
- the Company's ability to anticipate and address the needs of its customers;
- the Company's ability to develop innovative, new technologies and the extent to which such technologies can be protected as proprietary to the Company;
- the Company's ability to develop effective technology;
- the quality, performance, reliability, features, ease of use, pricing and diversity of the Company's product solutions;
- foreign currency fluctuations, which may cause competitors' products to be priced significantly lower than the Company's product solutions;
- the quality of the Company's customer services;
- the effectiveness of the Company's supply chain management;
- the Company's ability to identify new markets and develop attractive products to address the needs of such markets;
- the Company's ability to develop and maintain effective and financially viable sales channels;
- the rate at which customers incorporate the Company's product solutions into their own products; and
- product or technology introductions by the Company's competitors.

The Company's success depends on the development of new products and technologies.

Future results of operations will partly depend on the Company's ability to improve and successfully market its existing products, while also successfully developing and marketing new products and developing new markets for existing products and technologies. If the Company fails to do this, its products or technologies could become obsolete or noncompetitive. Additionally, if the Company were unable to successfully execute its transition from existing products to new offerings or technologies, it could result in the Company holding excess or obsolete inventory, which could have a material adverse effect on the Company's business, financial condition, and results of operations. In the past, the Company has reduced its spending on research and development projects as a part of overall cost reductions. The Company may be required to reduce research and development expenditures in future periods as a part of cost reduction programs. These reductions could impact the Company's ability to improve its existing products and to successfully develop new products.

New products and markets, by their nature, present significant risks and even if the Company is successful in developing new products, they typically result in pressure on gross margins during the initial phases as start-up activities are spread over lower initial sales volumes. The Company has experienced lower margins from new products and processes in the past, which have negatively impacted overall gross margins. In addition, customer relationships can be negatively impacted due to production and product performance problems and late delivery of shipments. Future operating results will depend on the Company's ability to continue to provide new product solutions that compare favorably on the basis of cost and performance with competitors. The Company's success in attracting new customers and developing new business depends on various factors, including, but not limited to, the following:

- developing and/or deploying advances in technology;
- developing innovative products for new markets;
- offering efficient and cost-effective services;

- timely completing the design and manufacture of new product solutions; and
- developing proprietary technology positions and adequately protecting the Company's proprietary property.

The Company must continue to add value to its portfolio of offerings.

Traditional display components are subject to increasing competition to the point of commoditization. In addition, advances in LCD technology make standard displays effective in an increasing breadth of applications. The Company must add additional value to its products and services for which customers are willing to pay. These areas could be outside of the Company's historical business experience and it may not be successful at executing in such areas in the future. Failure to do so could adversely affect the Company's revenue levels and its results of operations.

Shortages of components and materials may delay or reduce the Company's sales and increase its costs.

The inability to obtain sufficient quantities of components and other materials necessary to produce the Company's displays could result in reduced or delayed sales. The Company obtains much of the material it uses in the manufacture of its products from a limited number of suppliers, and it generally does not have long-term supply contracts with vendors. For some of this material the Company does not generally have a guaranteed alternative source of supply. In addition, given the Company's cash management practices, vendors may not be willing to continue to ship materials on credit terms that are acceptable to the Company, or may impose lower than optimal credit lines for the Company. As a result, the Company is subject to cost fluctuations, supply interruptions and difficulties in obtaining materials. The Company has in the past and may in the future face difficulties ensuring an adequate supply of various display components such as quality high resolution glass used in its products. In the future the Company may also face difficulties ensuring an adequate supply of the rear-projection screens used in certain video wall products. If a supplier were to cease production of material used by the Company in the manufacture of its products, and if the Company were unable to find a suitable alternative, it may be forced to purchase last-time buys of certain components which could negatively impact the Company's cash position, and which, if unused, could result in the Company holding excess and obsolete inventory, which would adversely impact the Company's results of operations. The Company is continually engaged in efforts to address this risk area. In another recent example of such supply risks, in fiscal 2010 the U.S. International Trade Commission issued an exclusion order banning the import of certain LCD panels incorporated by the Company in certain of its specialty display products. While this matter was resolved, any future inability of the Company to import adequate supplies of such panels, or products including such panels, or other products or components, could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company is subject to vendor lead times that can vary considerably depending on capacity fluctuations and other manufacturing constraints of the Company's vendors. These lead times can be significant when vendors operate with diminished capacity or experience other restrictions that limit their ability to produce products in a timely manner. For most of the Company's products, vendor lead times significantly exceed its customers' required delivery time causing the Company to order to forecast rather than order based on actual demand. Competition in the market continues to reduce the period of time customers will wait for product delivery. Ordering raw materials and building finished goods based on the Company's forecast exposes the Company to numerous risks including its inability to service customer demand in an acceptable timeframe, holding excess and obsolete inventory or having unabsorbed manufacturing overhead.

In recent years, the Company has increased its reliance on Asian manufacturing companies for the manufacture of displays that it sells in all of the markets served by the Company. The Company also relies on certain other contract manufacturing operations in Asia, including those that produce circuit boards and other components, and those that manufacture and assemble certain of its products. Asia has experienced several earthquakes, tsunamis, typhoons, and interruptions to power supplies which resulted in business interruptions. In particular, the March 2011 earthquake and tsunami in Japan caused some of the Company's vendors and some of the suppliers of the Company's vendors to halt, delay or reduce production of displays, display components and other materials which are used in the Company's products. Similar events in future periods could result in the inability of vendors to manufacture and deliver to the Company in a timely manner the displays and other components in the types and quantities it needs to fully satisfy customer demand for its products. Many of the Company's components are obtained from single and sole sources and, if at all possible, finding suitable alternative sources of supply for displays and other components used in the Company's products may be difficult and time consuming, and obtaining them in required quantities in a timely manner and at acceptable costs may not be possible at all. Any significant interruption in the supply of displays, components and contract manufacturing capacity necessary to produce and sell the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations.

Additionally, constraints on the availability of certain natural resources used in the manufacturing process may impair manufacturers' abilities to operate their facilities efficiently, which could result in longer lead times for components used in the Company's products, disruptions to the Company's sales, or an increase in the costs of these components. Further, there may be disruptions in transportation and logistics due to damaged infrastructure and concerns over radiation levels. This could result in potential disruption to the sales of the Company's products and could increase the costs of transportation and shipping. The Company continues to monitor the situation in Japan and the effects on its operations.

The Company does not have long-term supply contracts with the contract manufacturers and other suppliers on which it relies. If any of these manufacturers in Asia or elsewhere were to terminate its arrangements with the Company, make decisions to terminate production of components or products required by the Company, or become unable to provide necessary products or components to the Company on a timely basis, the Company could be unable to sell its products until alternative manufacturing arrangements are made. Furthermore, there is no assurance that the Company would be able to establish replacement manufacturing or assembly relationships on acceptable terms, which could have a material adverse effect on the Company's business, financial condition and results of operation.

The Company's reliance on contract manufacturers involves certain risks, including, but not limited to:

- lack of control over production capacity and delivery schedules;
- unanticipated interruptions in transportation and logistics;
- limited control over quality assurance, manufacturing yields and production costs;
- potential termination by vendors of agreements to supply materials to the Company, which would necessitate the Company's contracting of alternative suppliers, which may not be possible;
- risks associated with international commerce, including unexpected changes in legal and regulatory requirements, foreign currency fluctuations and changes in duties and tariffs; and
- trade policies and political and economic instability.

A significant slowdown in the demand for the products of certain of the Company's customers would adversely affect its business.

The Company designs and manufactures custom display solutions that its customers incorporate into their products. As a result, the Company's success partly depends upon the market acceptance of its customers' products. Accordingly, the Company must identify industries that have significant growth potential and establish relationships with customers who are successful in those industries. Failure to identify potential growth opportunities or establish relationships with customers who are successful in those industries would adversely affect the Company's business. Dependence on the success of products of the Company's customers exposes the Company to a variety of risks, including, but not limited to, the following:

- the Company's ability to match its design and manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

- customer order patterns, changes in order mix and the level and timing of orders that the Company can manufacture and ship in a quarter; and
- the cyclical nature of the industries and markets served by the Company's customers.

These risks could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has aging information systems hardware and software, and capital investment and management attention will be required over the next 12 months to replace such systems.

The Company maintains a variety of information systems in connection with the operation of its business, including an enterprise resource planning system ("ERP system") that is integral to the Company's ability to accurately and efficiently maintain its books and records, record its materials purchase transactions, manufacturing activities, account for and manage inventory and product sale transactions, provide critical business information to management, and prepare its financial statements. Certain of these systems, principally including the ERP system, are comprised of aging computer hardware and versions of software that are no longer actively supported by the vendor. The age of these systems heightens the risk of unanticipated difficulties, costs, disruptions and other adverse impacts and dictated that the Company take action to upgrade and improve the existing systems and replace them. The process of replacing the various hardware and software comprising, associated with or related to the Company's ERP system began in fiscal 2012 and has caused, and will continue to cause the Company to incur costs, expend employee (including Company management) time and attention and otherwise burden the Company's internal resources. This effort could detract from the Company's various on-going business objectives. Failure to successfully replace the ERP system could damage the effectiveness of the Company's business processes and controls and could adversely impact the Company's ability to accurately and effectively forecast and manage sales demand, manage the Company's supply chain, identify and implement actions that improve the Company's operational effectiveness and margins, and report financial and management information on an accurate and timely basis.

The Company faces risks associated with other operations outside the United States.

The Company's manufacturing, sales and distribution operations in Europe and Asia create a number of logistical, systems and communications challenges. The Company's international operations also expose the Company to various economic, political and other risks, including, but not limited to, the following:

- management of a multi-national organization;
- compliance with local laws and regulatory requirements as well as changes in those laws and requirements;
- employment and severance issues;
- overlap of tax issues;
- tariffs and duties;
- employee turnover or labor unrest;
- lack of developed infrastructure;
- difficulties protecting intellectual property;
- difficulties repatriating funds without adverse tax effects;
- risks associated with outbreaks of infectious diseases;
- burdens and costs of compliance with a variety of foreign laws;
- political or economic instability in certain parts of the world;

- effects of doing business in currencies other than the Company's functional currency;
- effects of doing business in countries where the local currency is pegged to the currency of another country (For instance the exchange rate of the Chinese RMB to the U.S. Dollar is closely monitored by the Chinese government and there have been recent increases in the value of the RMB relative to the U.S. Dollar. The Company purchases a significant amount of goods from Chinese suppliers and, while those purchases are typically denominated in U.S. Dollars, increases in the RMB relative to the U.S. Dollar would tend to cause the cost of such goods to increase); and
- effects of foreign currency fluctuations on overall financial results.

Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, changes in environmental standards or regulations, or the expropriation of private enterprises also could have a materially adverse effect. Any actions by the Company's host countries to curtail or reverse policies that encourage foreign investment or foreign trade also could adversely affect its operating results. In addition, U.S. trade policies, such as "most favored nation" status and trade preferences for certain Asian nations, could affect the attractiveness of the Company's services to its U.S. customers.

Future financial results of Planar could be adversely affected by changes in currency exchange rates.

While the Company is for the most part naturally hedged due to approximately equal foreign denominated sales and expenses, the Company is exposed to certain risks relating to U.S. Dollar denominated assets primarily held in Europe. In the past the Company has managed this non-cash generally accepted accounting principles ("GAAP") income statement risk by periodically entering into forward exchange contracts to mitigate the income statement impact of fluctuations in the Euro value of certain U.S. Dollar denominated assets and liabilities. Due to volatility in the foreign exchange market and the Company's strategic shift to preserve cash the Company adjusted its hedging strategy and as of March 27, 2009 discontinued its previous practice of hedging foreign currency risk through forward exchange contracts. As a result the Company may experience non-cash GAAP income statement losses due to changes in the U.S. Dollar versus the Euro exchange rate.

The value of intangible assets may become impaired in the future.

The Company has intangible assets recorded on the balance sheet as a result of the acquisition of Clarity Visual Systems, Inc. that relate primarily to developed technology, patents, and customer relationships. The initial value of intangible assets recorded at the time of acquisition represented the Company's estimate of the net present value of future cash flows which can be derived from the intangible assets over time, and is amortized over the estimated useful life of the underlying assets. The remaining $0.6 million of the intangible assets represents customer relationships and will be amortized over the useful lives of the respective assets of approximately one year and could, in the future, experience additional impairment. The estimated undiscounted future cash flows of the intangible assets are evaluated when a triggering event is identified, and if it becomes apparent that these estimates will not be met, a reduction in the value of intangible assets will be required, as occurred in fiscal 2008. A determination of impairment of intangible assets could result in a material charge to operations in a period in which an impairment loss is recognized, as occurred in fiscal 2008. While such a charge would not have an effect on the Company's cash flows, it would impact the net income in the period it was recognized.

Future indebtedness could reduce the Company's ability to use cash flow for purposes other than debt service or otherwise restrict the Company's activities.

The Company's amended and restated credit agreement, as amended on November 16, 2012, has a maximum borrowing capacity of $12.0 million and expires on December 1, 2013. As of September 28, 2012 there were no amounts outstanding under this credit agreement. If the Company incurred a significant amount of debt, the leverage would reduce the Company's ability to use cash flow to fund working capital, capital expenditures, development projects, acquisitions, and other general corporate purposes. High leverage would also limit flexibility in planning for, or reacting to, changes in business and increases vulnerability to a downturn in the business and general adverse economic and industry conditions. Substantially all of the assets of the Company are pledged as security for the performance of the Company's obligations under its credit agreement, which includes certain financial covenants, as discussed in Note 12—Borrowings in the Notes to the Consolidated Financial Statements in this Report. The Company may not generate sufficient profitability to meet these covenants. Failure by the Company to comply with applicable covenants, or to obtain waivers therefrom, would result in an event of default, and could result in the Company being unable to borrow amounts under the agreement, or could result in the acceleration of any amounts outstanding at that time, which, in turn could lead to the Company's inability to pay its debts and the loss of control of its assets. In addition, the current credit agreement expires on December 1, 2013. If the Company were unable to renew or extend this agreement, the Company may need to pursue other sources of financing. Other sources of credit may not be available at all and, even if such credit is available, it may only be available on terms (including the cost of borrowing) that are unattractive to the Company. If credit is not available to fully satisfy the Company's liquidity needs, the Company may need to dispose of additional assets. In addition, the Company's position on indefinite reinvestment of unremitted earnings from foreign operations may limit its ability to transfer cash between or across foreign and U.S. operations as may be required.

The Company may experience losses selling certain desktop monitors or other low margin products.

The market for the Company's desktop monitor products is highly competitive and subject to rapid changes in prices and demand. The Company's failure to successfully manage inventory levels or quickly respond to changes in pricing, technology or consumer tastes and demand could result in lower than expected revenue, lower gross margin and excess, obsolete and devalued inventories of its desktop monitor products which could adversely affect the Company's business, financial condition and results of operations. Past market conditions have been characterized by rapid declines in end user pricing. Such declines caused the Company's inventory to lose value and triggered price protection obligations for channel inventory. Supply and pricing of LCD panels has been volatile in the past and may be in the future. This volatility, combined with lead times of five to eight weeks, may cause the Company to pay too much for products or suffer inadequate product supply.

The Company does not have long-term agreements with its resellers, who generally may terminate their relationship with the Company with little or no notice. Such action by the Company's resellers could substantially harm the Company's operating results. Revenue could decrease due to reductions in demand, competition, alternative products, pricing changes in the marketplace and potential shortages of products which would adversely affect the Company's revenue levels and its results of operations. In addition, strategic changes made by the Company's management to invest greater resources in specialty display markets could result in reduced revenue from desktop monitors.

The disposal or elimination of a business or product line could result in unabsorbed overhead costs that must be absorbed by the Company's remaining product lines.

In the fourth quarter of fiscal 2008 the Company disposed of its subsidiary that sold products to the medical diagnostic imaging market, in the second quarter of fiscal 2009 the Company sold its digital signage software assets, and in the first quarter of 2013 the Company sold its EL assets and liabilities. If the Company were to discontinue or substantially reduce its efforts to sell products to any of its targeted end-markets, or to discontinue certain businesses or product lines, for the purpose of reducing costs or losses or otherwise, it may not be possible to eliminate all associated fixed overhead costs which would have to be absorbed by the revenues generated by selling its other products to the remaining targeted end-markets. This could potentially adversely affect the Company's overall financial performance in the future.

The recent sale of the Company's EL display assets and liabilities involves significant risks.

In November 2012, the Company completed a transaction in which Beneq Products Oy ("Beneq") purchased from the Company substantially all of the assets, and assumed certain liabilities, used or necessary in the Company's EL display business (the "EL Transaction"). The completion of the EL Transaction presents certain significant risks to the Company, including but not limited to:

- The assets sold to Beneq as part of the EL Transaction included the Company's enterprise resource planning (or "ERP") system software and hardware used by the Company to process and manage data relating to the manufacture and sale of the Company's products in Europe as well as to receive, process, bill and ship orders on a timely basis and collect and report all financial and accounting information related to those transaction (the "IT Services"). The Company has entered into a Mutual Co-Operation and Services Agreement (the "Transition Services Agreement") with Beneq pursuant to which, among other things, Beneq has agreed to continue providing the Company with IT Services necessary to permit the Company to continue its on-going European business operations. If the IT Services provided by Beneq are not adequate or were interrupted for any reason, the Company may be unable to find an alternative means of obtaining such IT Services, which would significantly impair the Company's ability to serve its customers and conduct its business operations in Europe. Beneq's obligations to provide the IT Services extend to November 30, 2013. The Company plans to migrate to a new ERP platform prior to that date. However, to the extent that the Company does not complete the migration by that date, and is not successful in obtaining a continuation in Beneq's delivery of the IT Services, the Company's business, financial condition and results of operations may be materially and adversely affected.
- Pursuant to the terms of the Transition Services Agreement, in addition to the IT Services Beneq has agreed to provide to the Company, the Company has agreed to provide to Beneq certain transition services in the areas of sales and operations management and infrastructure services for a period ending November 30, 2013. The delivery of transition services by the Company and the monitoring of transition services received by the Company will divert management and employee attention, and may involve the expenditure of substantial amounts of employee time and financial resources. The Company's inability to effectively manage its delivery of services to Beneq and/or its receipt of services from Beneq, under the Transition Services Agreement could materially and adversely affect the Company's business, financial condition and results of operations.
- Under the agreements entered into with Beneq in connection with the EL Transaction, the Company may incur certain future liabilities, costs and expenses related to the EL Transaction, including claims by Beneq for (i) losses incurred by Beneq as a result of breaches of representations and warranties given by the Company, or (ii) liabilities relating to the EL display business that the Company retained as part of the EL Transaction. Any material liabilities, costs or expenses incurred by the Company as a result of an indemnification claim by Beneq could materially and adversely affect the Company's business, financial condition and results of operations.
- In the EL Transaction, Beneq paid a portion of the purchase price in promissory notes payable over a term of five years. A default by Beneq on the payments due under the promissory notes could materially and adversely affect the assets and financial condition of the Company.

Variability of customer requirements or losses of key customers may adversely affect the Company's operating results.

The Company must provide increasingly rapid product turnaround and respond to ever-shorter lead times, while at the same time meet its customers' product specifications and quality expectations. A variety of conditions, including bankruptcy and other conditions both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce, or delay orders. These actions by a significant customer or by a set of customers could adversely affect the Company's business. On occasion, customers require rapid increases in production, which can strain the Company's resources and reduce margins. The Company may lack sufficient capacity at any given time to meet customers' demands. Sales to a significant customer, if lost, could have a material, adverse impact on the results of operations. If accounts receivable from a significant customer or set of customers became uncollectible, a resulting charge could have a material adverse effect on operations, although the Company does maintain allowances for estimated losses resulting from the inability of its customers to make required payments.

The Company may lose key licensors, sales representatives, foundries, licensees, vendors, other business partners and employees due to uncertainties regarding the future results of Planar or the worldwide economic condition, which could seriously harm Planar.

Sales representatives, vendors, resellers, distributors, and others doing business with the Company may experience uncertainty about their future role with the Company, may elect not to continue doing business with Planar, may seek to modify the terms under which they do business in ways that are less attractive, more costly, or otherwise damaging to the business of Planar, or may declare bankruptcy or otherwise cease operations. Loss of relationships with these business partners could adversely affect Planar's business, financial condition, and results of operations. Similarly, the Company's employees may experience uncertainty about their future role with the Company to the extent that its operations are unsuccessful or its strategies are changed significantly. This may adversely affect Planar's ability to attract and retain key management, marketing and technical personnel. The loss of a significant group of key technical personnel would seriously harm the product development efforts of Planar. The loss of key sales personnel could cause the Company to lose relationships with existing customers, which could cause a decline in the sales of the Company's products.

The Company does not have long-term purchase commitments from its customers.

The Company's business is generally characterized by short-term purchase orders and contracts which specify certain sales terms but which do not require that purchases be made. The Company typically plans its production and inventory levels based on internal forecasts of customer demand which rely in part on nonbinding forecasts provided by its customers. As a result, the Company's backlog generally does not exceed three months, which makes forecasting its sales difficult. Inaccuracies in the Company's forecast as a result of changes in customer demand or otherwise may result in its inability to service customer demand in an acceptable timeframe, the Company holding excess and obsolete inventory, or having unabsorbed manufacturing overhead. The failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements, or otherwise, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has experienced such problems in the past and may experience such problems in the future.

Economic or industry factors could result in portions of the Company's inventory becoming obsolete or in excess of anticipated usage.

The Company is exposed to a number of economic and industry factors that could result in write-offs of inventory. These factors include, but are not limited to, technological and regulatory changes in the Company's markets, the Company's ability to meet changing customer requirements, competitive pressures in products and prices, forecasting errors, new product introductions, quality issues with key suppliers, product phase-outs, future customer service and repair requirements, and the availability of key components from the Company's suppliers. Additionally, while the Company does not generally enter into long-term purchasing commitments with its suppliers, there are certain suppliers of high-end home products with which the Company has long-term purchasing commitments. These commitments could require the Company to purchase inventory it considers obsolete.

The Company must protect its intellectual property, and others could infringe on or misappropriate its rights.

The Company believes that its business success depends, in part, on developing proprietary intellectual property and protecting its proprietary technology. The Company relies on a combination of patent, trade secret, copyright and trademark laws, confidentiality procedures and contractual provisions to protect its intellectual property. The Company seeks to protect some of its technology under trade secret laws, which afford only limited protection. The Company faces risks associated with its intellectual property, including, but not limited to, the following:

- pending patent and copyright applications may not be issued or may be significantly limited in scope prior to issuance;
- patent and copyright applications are filed only in a limited number of countries;
- intellectual property laws may not protect the Company's intellectual property rights;
- others may challenge, invalidate, or circumvent any patent or copyright issued to the Company;
- rights granted under patents or copyrights issued to the Company may not provide competitive advantages to the Company;
- unauthorized parties may attempt to obtain and use information that the Company regards as proprietary despite its efforts to protect its proprietary rights; and
- others may independently develop similar technology or design around any patents issued to the Company.

The Company may find it necessary to take legal action in the future to enforce or protect its intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract management's time and attention, which could adversely affect the Company's business. In addition, the Company may not be able to obtain a favorable outcome in any intellectual property litigation. Others could claim that the Company is infringing their patents or other intellectual property rights. In the event of an allegation that the Company is infringing on another's rights, it may not be able to obtain licenses on commercially reasonable terms from that party, if at all, or that party may commence litigation against the Company. The failure to obtain necessary licenses or other rights or the institution of litigation arising out of such claims could materially and adversely affect the Company's business, financial condition and results of operations. For instance, a technology licensing company has asserted that various of the Company's products require a license under certain patents held by such party. In addition, in recent fiscal years, the Company has been made party to lawsuits (among many other defendants) alleging infringement of certain United States patents relating to certain products marketed and sold by the Company, including stands for multiple displays, the Company's Indisys image processing products and certain projector products. Each of these matters has been resolved and the Company will vigorously defend itself against the assertion of any future claims for infringement and will, as a matter of course, seek indemnification from third-party suppliers, where available. While the Company would, in each instance, seek indemnification from the manufacturer of an accused product if it were found to be liable, a determination of liability against the Company could have an adverse impact on the Company's business, financial condition, and results of operations.

The market price of the Company's common stock may be volatile.

The market price of the Company's common stock has been subject to wide fluctuations. During the Company's four most recently completed fiscal quarters, the closing price of the Company's stock ranged from $1.26 to $2.60. The market price of the Company's common stock in the future is likely to continue to be subject to wide fluctuations in response to various factors, including, but not limited to, the following:

- variations in the Company's operating results and financial condition;
- variations in trading volumes of the Company's stock;
- public announcements by the Company as to its expectations of future sales and net income or loss;
- actual or anticipated announcements of technical innovations or new product developments by the Company or its competitors;

- changes in analysts' estimates of the Company's financial performance;
- general conditions in the electronics industry; and
- worldwide economic and financial conditions.

In addition, the public stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices for many technology companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may continue to adversely affect the market price of the Company's common stock.

The Company faces risks in connection with potential acquisitions.

The Company has made several acquisitions during its history. Not all of these acquisitions have been successful. It is possible that the Company will make additional acquisitions in the future. The Company's ability to effectively integrate any future acquisitions will depend on, among other things, the adequacy of its implementation plans, the ability of management to oversee and effectively operate the combined operations and the Company's ability to achieve desired operational efficiencies. The integration of businesses, personnel, product lines and technologies is often difficult, time consuming and subject to significant risks. For example, the Company could lose key personnel from companies that it acquires, incur unanticipated costs, lose major sources of revenue, fail to integrate critical technologies, suffer business disruptions, fail to capture anticipated synergies, or fail to establish satisfactory internal controls. Any of these difficulties could disrupt the Company's ongoing business, distract management and employees, increase expenses and decrease revenues. Furthermore, the Company might assume or incur additional debt or issue additional equity securities to pay for future acquisitions. Additional debt may negatively impact the Company's financial results and increase its financial risk, and the issuance of any additional equity securities could dilute the Company's then existing shareholders' ownership. In addition, in connection with any future acquisitions, the Company could:

- incur amortization expense related to intangible assets;
- uncover previously unknown liabilities; or
- incur large and immediate write-offs that would reduce net income.

Acquisitions are inherently risky, and any acquisition may not be successful. If the Company is unable to successfully integrate the operations of any businesses that it may acquire in the future, its business, financial position, results of operations or cash flows could be materially adversely affected.

Changes in internal controls or accounting guidance could cause volatility in the Company's stock price.

The Company's internal controls over financial reporting are not currently required to be audited by its independent registered public accounting firm in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). If, in future periods, the Company's internal controls over financial reporting are required to be audited by its independent registered public accounting firm significant additional expenditures could be incurred which could adversely impact the Company's results of operations. Additionally, an audit by the independent public accounting firm could identify a material weakness which would result in the Company receiving an adverse opinion on its internal controls over financial reporting from its independent registered public accounting firm. This could result in additional expenditures responding to the Section 404 internal control audit, heightened regulatory scrutiny and potentially an adverse effect to the price of the Company's stock.

The Company must maintain satisfactory manufacturing yields and capacity.

An inability to maintain sufficient levels of productivity or to satisfy delivery schedules at the Company's manufacturing facilities would adversely affect its operating results. At times the Company has experienced lower-than-anticipated manufacturing yields and capacity and lengthened delivery schedules and may experience such problems again in the future, particularly with respect to new products or technologies. Any such problems could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company cannot provide any assurance that current environmental laws and product quality specification standards, or any laws or standards enacted in the future, will not have a material adverse effect on its business.

The Company's operations are subject to environmental and various other regulations in each of the jurisdictions in which it conducts business. Some of the Company's products use substances, such as lead, that are highly regulated or will not be allowed in certain jurisdictions in the future. The Company has redesigned certain products to eliminate such substances in its products. In addition, regulations have been enacted in certain jurisdictions which impose restrictions on waste disposal of electronic products and electronics recycling obligations. If the Company fails to comply with applicable rules and regulations in connection with the use and disposal of such substances or other environmental or recycling legislation, it could be subject to significant liability or loss of future sales.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company leases its primary manufacturing facilities and various sales offices in the United States and Europe. The Company leases 98,800 square feet of custom-designed space in the Beaverton, Oregon area for assembly operations. The European facility located in Espoo, Finland, is a custom-designed facility in which Planar leases 95,000 square feet, including approximately 20,300 square feet of cleanroom. Approximately 1,900 square feet of this facility is sub-leased to a third party. The Company also leases approximately 33,400 square feet in Albi, France, which is used primarily for European product development, final assembly, and testing of the Company's video wall products.

The Company leases approximately 72,000 square feet of class A office space in Beaverton, Oregon, which is used for administrative office space, sales and marketing, design engineering and associated lab and research and development activities.

The Company owns a 20,000 square-foot facility, with approximately 6,000 square feet of cleanroom, also located in Beaverton, Oregon. The Company has leased this property to a third-party.

The Company has field sales offices in key metropolitan areas in the United States and sales offices in Europe and Asia. The offices are located in the Portland, Helsinki, Paris, Rome, and Shanghai metropolitan areas. The Company also has a procurement office located in Taipei. None of these sales or procurement offices has significant leasehold improvements nor are any planned.

Item 3. Legal Proceedings

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company is a party or to which any of its property is subject.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

Shares of the Company's common stock are traded on the NASDAQ Global Market, under the symbol PLNR.

The following table sets forth for the fiscal periods indicated, the range of the high and low closing prices for the Company's common stock on the NASDAQ Global Market.

	High	Low
Fiscal 2012		
First Quarter	$ 2.11	$ 1.75
Second Quarter	2.60	1.94
Third Quarter	2.41	1.62
Fourth Quarter	1.64	1.26
Fiscal 2011		
First Quarter	$ 2.43	$ 2.00
Second Quarter	2.96	2.13
Third Quarter	3.15	2.25
Fourth Quarter	3.40	1.92

Holders

As of September 28, 2012 there were 138 shareholders of record.

Dividend Policy

The Company currently intends to retain its earnings to support operations and, therefore, does not anticipate paying any cash dividends at this time.

Executive Compensation—Equity Compensation Plan Information

See Part III, Item 11 "Executive Compensation—Equity Compensation Plan Information" regarding equity compensation plan information.

Item 6. Selected Financial Data

	Fiscal year				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share amounts)				
Continuing Operations:					
Sales	$ 171,354	$ 186,504	$ 175,668	$ 174,931	$ 259,310
Gross profit	34,636	52,139	44,467	46,288	49,017
Loss from continuing operations	(16,182)	(4,706)	(5,105)	(3,424)	(105,211)
Net loss [1]	(16,182)	(4,706)	(5,105)	(3,424)	(89,758)
Diluted net loss per share from continuing operations	$ (0.81)	$ (0.24)	$ (0.27)	$ (0.19)	$ (5.92)
Diluted net loss per share	$ (0.81)	$ (0.24)	$ (0.27)	$ (0.19)	$ (5.05)
Balance Sheet:					
Working capital	$ 41,476	$ 59,293	$ 58,495	$ 58,067	$ 48,424
Assets	81,884	105,302	108,434	110,962	129,124
Long-term liabilities	5,656	6,270	5,513	5,452	6,615
Shareholders' equity	46,519	62,659	65,376	71,411	70,432

1. *2008 Sale of the Medical Segment.* In the fourth quarter of fiscal 2008 the Company sold the stock of DOME imaging systems, inc., a subsidiary of Planar Systems, Inc. for approximately $32.2 million. This transaction represented a disposal of the Company's Medical segment. As a result of this transaction, the Company recorded an $11.1 million gain, net of transaction costs of $1 million which consisted primarily of legal and brokerage fees. This amount in addition to after-tax income from the Medical segment operations for 2008 of $4.3 million were classified as discontinued operations in the Consolidated Statement of Operations for that year.

   2008 Impairment Charges. In the third and fourth quarters of fiscal 2008 the Company determined that the goodwill associated with the Clarity and Runco acquisitions was impaired and recorded charges of approximately $47.4 million to write-off the associated goodwill. Charges of $25.6 million were recorded in fiscal 2008 to write-down the intangible assets associated with both acquisitions to their fair values.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Report include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made pursuant to the safe harbor provisions of the federal securities laws. Forward-looking statements, which may be identified by the inclusion of words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "goal" and variations of such words and other similar expressions, are based on current expectations, estimates, assumptions and projections that are subject to change, and actual results may differ materially from the forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Many factors, including the risk factors included in Part I, Item 1A of this report and the following, could cause actual results to differ materially from the forward-looking statements: poor or further weakened domestic and international business and economic conditions; changes or continued reductions in the demand or order rates for products in the various display markets served by the Company; any delay in the timing of customer orders or the Company's ability to ship product upon receipt of a customer order; the extent and timing of any additional expenditures by the Company to address business growth opportunities; any inability to reduce costs or to do so quickly enough, in either case, in response to reductions in revenue; the ability of the Company to successfully implement any cost reduction initiatives or generally cause ongoing operating expenses to be maintained at levels permitting Company profitability; adverse impacts on the Company or its operations relating to or arising from any inability to fund desired expenditures, including due to difficulties in obtaining necessary financing; changes in the flat-panel monitor industry; changes in customer demand or ordering patterns; changes in the competitive environment including pricing pressures or the ability to keep pace with technological changes; technological advances; shortages of manufacturing capacity from the Company's third-party manufacturing partners or other interruptions in the supply of components the Company incorporates in its finished goods including as a result of natural disasters and future production variables resulting in excess inventory. The forward-looking statements contained in this report speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report. If the Company does update one or more forward-looking statements, it should not be concluded that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, bad debts, inventories, warranty obligations, goodwill and intangible asset valuation, share based compensation and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies and the related judgments and estimates affect the preparation of the consolidated financial statements.

Revenue Recognition. The Company's policy is to recognize revenue for product sales when evidence of an arrangement exists, sales price is determinable or fixed, title transfers and risk of loss has passed to the customer, which is generally upon shipment of the Company's products to its customers. The Company defers and recognizes service revenue over the contractual period or as services are rendered. Some distributor agreements allow for potential return of products and provide price protection under certain conditions within limited time periods. Price protection is offered to select distributors for circumstances when there is a decrease in the list price of a product subsequent to the purchase by the distributor. The distributor is entitled to receive a credit equal to the price decrease for all new and unused products held in the distributor's inventory as of the date of the claim, up to a maximum of 45 days from the date of purchase. Such return rights are generally limited to short-term stock rotation. The Company estimates sales returns and price adjustments based upon historical experience and other qualitative factors. The Company estimates expected sales returns and price protection adjustments and records the amounts as a reduction of revenue at the later of the time of shipment or when the pricing decision is made. Each period, price protection is estimated based upon pricing decisions made and information received from distributors as to the amount of inventory they are holding. The Company's policies comply with the guidance provided by the FASB Accounting Standards Codification™ ("the Codification" or "ASC") Topic 605, "Revenue Recognition" ("ASC Topic 605"). Judgments are required in evaluating the credit worthiness of the Company's customers. Credit is not extended to customers and revenue is not recognized until the Company has determined that the collection risk is minimal.

Allowance for Doubtful Accounts. The Company maintains allowances for estimated losses resulting from the inability of its customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, the Company obtains credit rating reports and financial statements of the customer when determining or modifying their credit limits. The Company regularly evaluates the collectability of its trade receivable balances based on a combination of factors. When a customer's account balance becomes past due, the Company initiates dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to the Company, such as in the case of bankruptcy, deterioration in the customer's operating results or financial position or other material events impacting their business, the Company records a specific allowance to reduce the related receivable to the amount the Company expects to recover.

The Company also records an allowance for all customers based on certain other factors including the length of time the receivables are past due, the amount outstanding, and historical collection experience with customers. The Company believes its reported allowances are adequate. However, if the financial condition of customers were to deteriorate, resulting in their inability to make payments, the Company may need to record additional allowances which would result in additional operating expense being recorded for the period in which such determination was made.

Inventories. The Company is exposed to a number of economic and industry factors that could result in portions of its inventory becoming either obsolete or in excess of anticipated usage, or subject to lower of cost or market adjustments. These factors include, but are not limited to, technological and regulatory changes in the Company's markets, the Company's ability to meet changing customer requirements, competitive pressures in products and prices, changes to forecasts, new product introductions, quality issues with key suppliers, product phase-outs, future customer service and repair requirements, and the availability of key components from the Company's suppliers. The Company's policy is to reduce the value of inventory when conditions exist that suggest that its inventory may be in excess of anticipated demand or is obsolete based upon its assumptions about future demand for its products and market conditions. The Company regularly evaluates its ability to realize the value of its inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end-of-life dates, estimated current and future market values and new product introductions. Purchasing practices and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, the Company's adjustments are intended to reduce the carrying value of its inventory to its net realizable value. If actual demand for the Company's products deteriorates or market conditions become less favorable than those that the Company projects, additional inventory adjustments may be required.

Product Warranties. The Company's products are sold with warranty provisions that require it to remedy deficiencies in quality or performance over a specified period of time, generally between 12 and 36 months, at no cost to the Company's customers. The Company's policy is to establish warranty reserves at levels that represent its estimate of the costs that will be incurred to fulfill those warranty requirements at the time that revenue is recognized. The Company believes that its recorded liabilities are adequate to cover its future cost of materials, labor and overhead for the servicing of its products. If product failure rates, or material or service delivery costs differ from the Company's estimates, its warranty liability would need to be revised accordingly.

Intangible Assets. In accordance with ASC Topic 350, "Intangibles—Goodwill and Other" ("ASC Topic 350"), the Company does not amortize goodwill from acquisitions, but amortizes other acquisition-related assets.

As required by these rules, the Company performs an impairment review of goodwill annually or earlier if indicators of potential impairment exist. In the first quarter of 2010 the Company determined that a triggering event had occurred and performed an impairment analysis. As discussed in Note 11—Impairment and Restructuring Charges, based on this review, the Company determined that its goodwill was impaired, and therefore recorded a $3,428 charge to write-off this balance.

The Company amortizes the cost of identifiable intangible assets over the estimated useful life of the asset and assesses any impairment by estimating the undiscounted future cash flows from the associated asset in accordance with ASC Topic 350 and ASC Topic 360, "Property, Plant, and Equipment" ("ASC Topic 360"). Impairment charges related to the intangible assets associated with the acquisition of Clarity and Runco were recorded in fiscal 2008 based upon the impairment reviews performed in that year. If the estimated cash flows related to these assets decreases in the future or the useful life is shorter than originally estimated, the Company may incur further charges for impairment of these assets. Additional impairment could result if the associated products do not sell as expected.

Share Based Compensation Expense. The Company accounts for share based compensation in accordance with ASC Topic 718, "Compensation—Stock Compensation," ("ASC Topic 718"), which requires the measurement and recognition of compensation expense for all share based payment awards made to the Company's employees and directors including employee stock options, restricted stock and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. The Company estimates the fair value of employee stock options on the date of grant using the Black-Scholes option pricing model. This model is also used to estimate the fair value of employee stock purchases related to the Employee Stock Purchase Plan. The determination of fair value using an option pricing model is affected by the Company's stock price as well as assumptions regarding the risk-free interest rate, the expected dividend yield, the expected option life, and expected volatility over the term of the awards. The Company estimates volatility based on its historical stock price volatility for a period consistent with the expected life of its options. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the Company's employee stock options. The dividend yield assumption is based on the Company's history and expectation of dividend payouts. The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding based on historical experience. As share based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2012 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The Company values restricted stock awards at the closing price of the Company's shares on the date of grant. U.S. generally accepted accounting principles ("GAAP") requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical and anticipated future experience. If factors change and the Company employs different assumptions in the application of ASC Topic 718 in future periods, the compensation expense recorded may differ significantly from what the Company has recorded in the current period.

Income Taxes. The Company accounts for income taxes using the asset and liability method outlined in ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company records a valuation allowance when necessary to reduce its deferred tax assets to the amount that is more likely than not to be realized. If the Company is able to realize the deferred tax assets in an amount in excess of its reported net amounts, an adjustment to decrease the valuation allowance associated with deferred tax assets would increase earnings in the period such a determination was made. Similarly, if the Company should determine that its net deferred tax assets may not be realized to the extent reported, an adjustment to increase the valuation allowance associated with the deferred tax assets would be charged to income in the period such a determination was made.

BUSINESS ACQUISITIONS AND DISPOSITIONS

In September 2006 the Company completed the acquisition of Clarity Visual Systems, Inc. Clarity was engaged in the design, development, manufacturing, marketing, distribution, support, and maintenance of large-screen video cube display systems for entertainment, business, transportation, government, and retail market applications. As a result of the acquisition, the Company was able to broaden its product offerings in the specialized display markets. The acquisition was accounted for as a purchase and, accordingly, the operations of Clarity have been included in the consolidated financial statements from the date of acquisition.

In May 2007 the Company acquired substantially all of the assets and certain liabilities of Runco International, Inc., a supplier of premium video projectors, video processors, plasma screens and LCDs to the home theater market. As a result of the acquisition the Company accelerated its reach into the market for high-end home theater projection systems, large-format thin video displays, and front-projection screens. The acquisition was accounted for as a purchase and, accordingly, the operations of Runco have been included in the consolidated financial statements from the date of acquisition.

In August 2008 the Company sold the stock of DOME imaging systems, inc., a subsidiary of Planar Systems, Inc. to NDS Surgical Imaging for approximately $32.2 million, after closing adjustments. This transaction represented a disposal of the Company's Medical segment. As a result of this transaction, the Company recorded an $11.1 million gain, net of transaction costs of $1.0 million which consisted primarily of legal and brokerage fees. This amount, in addition to after-tax income from the Medical segment operations, for 2008 of $4.3 million were classified as discontinued operations in the statement of operations for that year.

In the first quarter of 2009 the Company sold its digital signage software assets in two transactions. In November 2008 the Company sold certain assets related to digital signage software for gaming applications to Bally Gaming, Inc. In December 2008 the Company sold the remaining digital signage software assets to CS Software Holdings LLC. The sale of these assets did not constitute the disposal of a component of the Company as defined by ASC Topic 205, "Component of an Entity," ("ASC Topic 205") and, accordingly, results related to the sale of digital signage software assets have not been reclassified to discontinued operations.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of sales of certain items in the Consolidated Financial Statements of the Company. The table and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

	Sept. 28, 2012	Sept. 30, 2011	Sept. 24, 2010
Sales	100.0%	100.0%	100.0%
Cost of sales	79.8	72.0	74.7
Gross profit	20.2	28.0	25.3
Operating expenses:			
Research and development, net	6.2	5.8	6.0
Sales and marketing	14.5	13.9	12.6
General and administrative	8.2	9.0	9.1
Amortization of intangible assets	0.4	1.1	1.4
Impairment and restructuring charges	0.5	0.6	1.9
Total operating expenses	29.8	30.4	31.0
Loss from operations	(9.6)	(2.4)	(5.7)
Non-operating income (expense):			
Interest, net	—	—	—
Foreign exchange, net	0.3	(0.2)	0.9
Other, net	0.3	0.1	0.2
Net non-operating income (expense)	0.6	(0.1)	1.1
Loss before income taxes	(9.0)	(2.5)	(4.7)
Provision (benefit) for income taxes	0.4	—	(1.8)
Net loss	(9.4)	(2.5)	(2.9)

Overview

The Company recorded sales of $171.4 million in the twelve months ended September 28, 2012 ("2012" or "fiscal 2012"), a decrease of $15.1 million or 8.1% as compared to sales of $186.5 million in the twelve months ended September 30, 2011 ("2011" or "fiscal 2011"). In 2012, sales of commercial and industrial products decreased $19.4 million or 13.2% to $127.6 million from $147.0 million in 2011. This decrease was partially offset by a $4.3 million, or 11.0% increase in sales of digital signage products to $43.8 million in 2012 from $39.5 million in 2011. The decrease in sales of $15.1 million contributed to a $17.5 million decrease in gross profit to $34.6 million in 2012 from $52.1 million in 2011.

The 2012 loss from operations was $16.4 million as compared to $4.4 million in 2011. The increased loss from operations was primarily due to decreases in sales and gross profit. The decrease in gross profit was due in part to the $9.4 million decrease in sales of EL displays, which have higher fixed costs relative to other products. The decreases in sales and gross profit were partially offset by a $5.6 million decrease in operating expenses, including a $2.8 million decrease in general and administrative expenses and a $1.3 million decrease in amortization of intangible assets in 2012 as compared to 2011.

The 2012 net loss was $16.2 million or $0.81 per share as compared to a net loss of $4.7 million or $0.24 per share in 2011. The increased net loss was primarily due to the $17.5 million decrease in gross profit, partially offset by a $5.6 million decrease in operating expenses and $1.2 million increase in non-operating income.

The Company continues to experience strong demand for its digital signage products, as customers adopt its Clarity Matrix ("Matrix") super narrow bezel LCD video wall systems for use in venues requiring large format viewing, including retail applications, sports arenas, and airports. The Company continues to focus on driving revenue growth in the digital signage market, and believes the overall market for digital signage products is currently growing and will continue to grow in the future. Accordingly, the Company has been and plans to continue focusing resources on building out the product portfolio as well as expanding the sales and marketing reach for its digital signage products.

Sales

Sales for the Year Ended September 28, 2012

The Company's sales of $171.4 million in 2012 decreased $15.1 million or 8.1% from $186.5 million in 2011. The decrease was due to a decrease in sales of commercial and industrial products, which was partially offset by an increase in sales of digital signage products. The decrease in sales of commercial and industrial products was primarily due to decreases in sales of EL displays, rear-projection cubes, and high-end home products, which were partially offset by increases in sales of touch monitors, desktop monitors, and custom commercial and industrial products. The increase in sales of digital signage products was primarily due to increases in sales of tiled LCD video wall systems and LCD commercial flat panels, which were partially offset by a decrease in sales of customized digital signage products. A summary of the major components of sales for the year ended September 28, 2012, including changes in sales from the prior year due to changes in volumes and average selling price (ASP), is as follows:

	2012	2011	$ Change	% Change	% Change in Volumes[1]	% Change in ASP[1]
	(In millions, except percentages)					
Commercial & Industrial Sales						
High-end home	$ 15.6	$ 21.2	$ (5.6)	-26.2%	-24.2%	-5.2%
Electroluminescent	19.8	29.2	(9.4)	-32.4%	-38.4%	9.7%
Custom commercial & industrial	11.9	11.1	0.8	6.6%	-6.9%	13.7%
Desktop monitors	35.1	34.3	0.8	2.5%	9.3%	-4.6%
Rear projection cubes	26.2	32.7	(6.5)	-19.8%	-23.0%	-13.6%
Touch monitors	16.1	13.7	2.4	17.7%	29.7%	-9.6%
Other	2.9	4.8	(1.9)	-40.3%	—	—
Total Commercial & Industrial sales	127.6	147.0	(19.4)	-13.2%	—	—
Digital Signage Sales						
Tiled LCD video wall systems	33.7	21.8	11.9	54.3%	48.1%	4.1%
LCD commercial flat panels	8.7	6.7	2.0	29.4%	31.7%	-1.7%
Customized digital signage	1.4	11.0	(9.6)	-86.8%	-91.6%	12.6%
Total Digital Signage sales	43.8	39.5	4.3	11.0%	—	—
Total sales	$171.4	$186.5	$(15.1)	-8.1%	—	—

(1) Due to the significant differences in volumes and ASP for each product category, changes in volumes and ASP have not been included for the "Other" categories or subtotals.

For the year ended September 28, 2012, the decrease in volumes of EL displays sold was due primarily to lower shipments in fiscal 2012 as compared to fiscal 2011 as a result of older design wins nearing end of life which were not replaced with new design wins. The decrease in high-end home product sales volumes and average selling prices was a result of continued market softness for high-end home products. The decrease in volumes sold of rear-projection cubes was a result of large customer orders that shipped in 2011 that were not repeated in 2012. The increase in volumes sold of touch monitors was a result of large orders received in 2012 compared to 2011. The increase in volumes sold of desktop monitors was due primarily to the Company experiencing slightly stronger demand for these product offerings in 2012 as compared to 2011. The decrease in average selling prices of desktop monitors was largely a result of a change in product mix in 2012 versus 2011. The decrease in volumes sold of custom commercial and industrial products was a result of fewer design wins in 2012 versus 2011 while the increase in average selling prices was due primarily to changes in product mix. The increases in volumes sold and average selling prices for tiled LCD video wall systems, including Matrix, were primarily due to increased demand for indoor videowall systems as a result of the Company's continued sales and marketing efforts to drive growth in this area. The increase in volumes sold of LCD commercial flat panels was due primarily to new product introductions during 2012. The decrease in volumes sold and average selling prices of customized digital signage products was the result of large customer orders fulfilled in 2011 that were not repeated in 2012.

Sales for the Year Ended September 30, 2011

The Company's sales of $186.5 million in 2011 increased $10.8 million or 6.2% from sales of $175.7 million in 2010. The increase was primarily due to an increase in sales of digital signage products, and also due to an increase in sales of commercial and industrial products. The increase in digital signage products was primarily due to increases in sales of tiled LCD video wall systems—including Matrix—and LCD commercial flat panels, which were partially offset by a decrease in sales of customized digital signage products. The increase in sales of commercial and industrial products was primarily due to increases in rear-projection cubes and touch monitors. This increase was partially offset by decreases in sales of other commercial and industrial sales—which includes principally professional services revenue—and a decrease in high-end home product sales. A summary of the major components of sales for the year ended September 30, 2011, including changes in sales from the prior year due to change in volumes and ASP, is as follows:

	2011	2010	$ Change	% Change	% Change in Volumes[1]	% Change in ASP[1]
	(In millions, except percentages)					
Commercial & Industrial Sales						
High-end home	$ 21.2	$ 22.1	$ (0.9)	-4.3%	-3.0%	-5.0%
Electroluminescent	29.2	29.1	0.1	0.7%	-1.6%	2.4%
Custom commercial & industrial	11.1	10.5	0.6	6.1%	-10.1%	18.0%
Desktop monitors	34.3	35.3	(1.0)	-2.8%	1.0%	-2.9%
Rear-projection cubes	32.7	26.5	6.2	23.4%	19.4%	7.0%
Touch monitors	13.7	12.1	1.6	13.3%	23.9%	-9.7%
Other	4.8	10.1	(5.3)	-52.7%	—	—
Total Commercial & Industrial sales	147.0	145.7	1.3	0.9%	—	—
Digital Signage Sales						
Tiled LCD video wall systems	21.8	7.8	14.0	180.3%	161.5%	7.2%
LCD commercial flat panels	6.7	4.6	2.1	45.0%	46.2%	-0.8%
Customized digital signage	11.0	17.6	(6.6)	-37.9%	-34.0%	-3.7%
Total Digital Signage sales	39.5	30.0	9.5	31.5%	—	—
Total sales	$186.5	$175.7	$10.8	6.2%	—	—

(1) Due to the significant differences in volumes and ASP for each product category, changes in volumes and ASP have not been included for the "Other" categories or subtotals.

For the year ended September 30, 2011, the increase in volumes sold of tiled LCD video wall systems was a result of higher demand for indoor video wall products as new customers were added during the year, especially in the retail sector. Growth was also attributed to the Company's existing customers utilizing more of the Company's products in areas involving digital signage. The decrease in volumes sold of customized digital signage products was due to a decline in customer shipments as compared to certain large design wins obtained in previous periods. The increases in volumes and average selling prices of rear-projection cubes were due to the continued transition of customers from purchasing lamp-based cubes to the Company's lamp-less, LED-based cubes, which were first shipped to customers in the third quarter of 2010. The increase in volumes sold of touch monitors as compared to 2010 was due primarily to the Company continuing to focus sales and marketing resources on these products. The increase in volumes of touch monitors sold was partially offset by a decrease in average selling prices, primarily due to changes in product mix. The decrease in volumes sold and average selling prices of high-end home products was due to the timing of product introductions and changes in product mix. The decrease in other commercial and industrial sales was due to a 70% decrease in professional services revenue in 2011 as compared to 2010 due primarily to a contract that was not renewed in 2011.

Sales by Geographic Region

	2012	2011	$ Change	% Change	% of Total Sales 2012	% of Total Sales 2011
	(In millions, except percentages)					
Domestic sales (United States)	$118.9	$126.4	$ (7.5)	-6.0%	69.4%	67.8%
International sales	52.5	60.1	(7.6)	-12.7%	30.6%	32.2%
Total sales	$171.4	$186.5	$(15.1)	-8.1%		

International sales decreased $7.6 million or 12.7% to $52.5 million in 2012 from $60.1 million in 2011. The decrease in international sales in 2012 as compared to 2011 was primarily due to decreases in sales of EL displays and rear projection cubes, which were partially offset by an increase in sales of tiled LCD video wall systems. The decrease in international sales of EL displays was a result of a decline in the number and size of design wins while the decrease in international sales of rear projection cubes was due primarily to fewer large projects in 2012 as compared to 2011. The increase in international sales of tiled LCD video wall systems is a result of continued growth in demand for digital signage solutions. As a percentage of sales, international sales decreased to 30.6% in 2012 from 32.2% in 2011. Domestic sales decreased $7.5 million or 6.0% to $118.9 million in 2012 from $126.4 million in 2011. The decrease in domestic sales in 2012 as compared to 2011 was primarily due to decreases in customized digital signage products, EL displays, high-end home products, and rear-projection cubes. These decreases were partially offset by increases in domestic sales of tiled LCD video wall systems, LCD commercial flat panels, and touch monitors. The changes in domestic sales in 2012 compared to 2011 are due primarily to the reasons discussed above for the changes in consolidated sales. As a percentage of sales, domestic sales increased to 69.4% in 2012 from 67.8% in 2011.

	2011	2010	$ Change	% Change	% of Total Sales 2011	% of Total Sales 2010
	(In millions, except percentages)					
Domestic sales (United States)	$126.4	$128.4	$ (2.0)	-1.6%	67.8%	73.1%
International sales	60.1	47.3	12.8	27.1%	32.2%	26.9%
Total sales	$186.5	$175.7	$10.8	6.2%		

International sales increased $12.8 million or 27.1% to $60.1 million in 2011 from $47.3 million in 2010. The increase in international sales in 2011 as compared to 2010 was primarily due to investments in additional international sales and marketing personnel, resulting in increased worldwide sales. The increase in international sales was also driven by growth in Asia and Europe, where there was particularly higher demand for rear-projection cubes. As a percentage of total sales, international sales were 32.2% in 2011 as compared to 26.9% of sales in 2010. Domestic sales decreased $2.0 million or 1.6% to $126.4 million in 2011 from $128.4 million in 2010. The decrease in domestic sales in 2011 as compared to 2010 was primarily due to decreases in customized digital signage and professional services revenue, which were partially offset by increases in sales of tiled LCD video wall systems, LCD commercial flat panels, and touch monitors. The changes in domestic sales in 2011 compared to 2010 are due primarily to the reasons discussed above for the changes in consolidated sales. As a percentage of sales, domestic sales increased to 67.8% in 2011 from 73.1% in 2010.

Gross Profit

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
Gross profit	$ 34.6	$ 52.1	$ (17.5)	-33.6%	$52.1	$44.5	$ 7.6	17.3%
Gross profit margin	20.2%	28.0%	—	(780) bps	28.0%	25.3%	—	270 bps

Gross profit as a percentage of sales decreased to 20.2% in 2012 as compared to 28.0% in 2011. Total gross profit decreased $17.5 million or 33.6% to $34.6 million in 2012 as compared to $52.1 million in 2011. The decrease was primarily due to lower sales volume and changes in product mix negatively impacting absorption of expenses in certain production areas with a relatively higher fixed cost basis, including EL production facilities. The decrease in gross profit was also due to lower sales of higher margin rear-projection cubes.

Gross profit as a percentage of sales increased to 28.0% in 2011 as compared to 25.3% in 2010. Total gross profit increased $7.6 million or 17.3% to $52.1 million in 2011 as compared to $44.5 million in 2010. The increase in gross profit was primarily due to a favorable product mix with more sales of higher margin products such as rear-projection cubes and digital signage products including video wall systems, relative to sales of lower margin products. Gross profit was also positively impacted by improved absorption of fixed costs in 2011 as compared to 2010.

Research and Development

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
Research and development	$10.6	$10.7	$(0.1)	-1.5%	$10.7	$10.5	$0.2	2.2%
% of sales	6.2%	5.8%	—	40 bps	5.8%	6.0%	—	(20) bps

Net research and development expenses decreased $0.1 million or 1.5% to $10.6 million in 2012 from $10.7 million in 2011. The decrease was primarily due to lower headcount in 2012 as compared to 2011 and efforts to reduce expenditures.

Net research and development expenses increased $0.2 million or 2.2% to $10.7 million in 2011 from $10.5 million in 2010. The increase was primarily the result of higher headcount in 2011 as compared to 2010, primarily to support product development, particularly related to increasing the breadth of digital signage offerings.

As a percentage of sales, research and development expenses increased to 6.2% as compared to 5.8% in 2011 as expenses decreased at a slower rate than the decrease in sales. Research and development expenses were 6.0% of sales in 2010. The decrease as a percentage of sales from 2010 to 2011 was primarily due to sales research and development expenses increasing at a slower rate than the increase in sales.

Sales and Marketing

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
Sales and marketing	$24.8	$25.9	$(1.1)	-4.2%	$25.9	$22.1	$3.8	17.5%
% of sales	14.5%	13.9%	—	60 bps	13.9%	12.6%	—	130 bps

Sales and marketing expenses decreased $1.1 million or 4.2% to $24.8 million in 2012 from $25.9 million in 2011. The decrease was primarily due to lower share based compensation expense and lower headcount, which were partially offset by increases in program spending in 2012 to better position the Company to increase digital signage product revenues

Sales and marketing expenses increased $3.8 million or 17.5% to $25.9 million in 2011 from $22.1 million in 2010. The increase in sales and marketing expenses was primarily due to higher headcount and also due to an increase in program spending in an effort to drive sales growth and market penetration, especially in the growing digital signage market.

As a percentage of sales, sales and marketing expenses increased to 14.5% in 2012 as compared to 13.9% in 2011. The increase was due to sales and marketing expenses decreasing at a slower rate than the decrease in sales. In 2010 sales and marketing expenses were 12.6% of sales. The increase from 2010 to 2011 was primarily due to the reasons discussed above.

General and Administrative

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
General and administrative	$ 14.0	$ 16.8	$ (2.8)	-16.9%	$ 16.8	$ 16.1	$0.7	4.8%
% of sales	8.2%	9.0%	—	(80) bps	9.0%	9.1%	—	(10) bps

General and administrative expenses decreased $2.8 million or 16.9% to $14.0 million in 2012 as compared to $16.8 million in 2011. The decrease in general and administrative expenses was primarily due to lower compensation related expenses, including share-based compensation, and lower headcount. The decrease in general and administrative expenses was also due to a general decrease in expenditures as a result of the Company's initiatives to reduce administrative overhead in response to declining revenues.

General and administrative expenses increased $0.7 million or 4.8% to $16.8 million in 2011 as compared to $16.1 million in 2010. The increase was primarily the result of increases in compensation related items including share based compensation expense.

As a percentage of sales, general and administrative expenses decreased to 8.2% in 2012 from 9.0% in 2011. The decrease was primarily due to the reasons discussed above. In 2010 general and administrative expenses were 9.1% of sales. The decrease as a percentage of sales from 2010 to 2011 was primarily due to expenses increasing at a slower rate than the increase in sales.

Amortization of Intangible Assets

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
Amortization	$ 0.7	$ 2.0	$ (1.3)	-65.1%	$ 2.0	$ 2.5	$(0.5)	-19.4%
% of sales	0.4%	1.1%	—	(70) bps	1.1%	1.4%	—	(30) bps

Expenses for the amortization of intangible assets were $0.7 million in 2012 as compared to $2.0 million in 2011. The decrease of $1.3 million was the result of certain intangible assets that became fully amortized in the fourth quarter of 2011 and as such had no related amortization expense in 2012. Expenses for the amortization of intangible assets were $2.5 million in 2010. The $0.5 million decrease in amortization expense in 2011 as compared to 2010 was the result of certain intangible assets that became fully amortized in the fourth quarter of 2010 and as such had no related amortization in 2011.

Impairment and Restructuring Charges

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
Impairment and restructuring charges	$ 0.9	$ 1.1	$(0.2)	-13.0%	$ 1.1	$ 3.4	$(2.3)	-68.8%
% of sales	0.5%	0.6%	—	(10) bps	0.6%	1.9%	—	(130) bps

2012 Restructuring charges

In 2012 the Company recorded $0.9 million in net restructuring charges. In the second quarter of 2012, the Company recorded $0.5 million in net restructuring charges, including $0.6 million in charges related to severance benefits estimated for the termination of certain employees who performed manufacturing, engineering, sales, marketing, and general and administrative functions for the Company. During the second quarter, the Company also determined that severance benefits related to previously recorded charges would be less than initially estimated, resulting in a $0.1 million reduction in operating expenses and the liability. During the fourth quarter of 2012, the Company recorded $0.4 million in net restructuring charges related to severance benefits for certain employees, primarily in the sales and marketing functions of the Company.

2011 Restructuring charges

In 2011 the Company recorded $1.1 million in net restructuring charges. During the fourth quarter of 2011 the Company recorded $1.3 million related to severance benefits estimated for the termination of certain employees who performed primarily sales, engineering and management functions. In the fourth quarter of 2011 the Company determined that severance benefits and other payables related to previously recorded charges would be less than initially estimated and reduced the liabilities to reflect the current estimate of amounts to be paid. This revision was recorded as a $0.2 million reduction in operating expenses in 2011.

2010 Impairment and restructuring charges

In 2010 the Company recorded $3.4 million in net impairment and restructuring charges. During the first quarter of 2010 the Company determined that the goodwill recorded on its balance sheet was impaired, and therefore recorded a $3.4 million charge to write-off this balance. The goodwill impairment charge was recorded as a result of the impairment test conducted during the first quarter of 2010 following the Company's restructuring that resulted in one operating segment, which constituted a triggering event as described by paragraph 35-10 of ASC Subtopic 350-20 "Goodwill." The impairment test considered the Company's average share price over a reasonable period of time and current projections of the underlying discounted cash flows of the Company. Neither of these approaches supported the carrying value of the asset.

In the first quarter of 2010 the Company determined that the severance benefits related to previously recorded restructuring charges would be less than initially estimated and reduced the severance liability to reflect the current estimate of amounts to be paid. This revision was recorded as a $40 thousand reduction in operating expenses for the three months ended December 25, 2009.

Operating Expenses

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
Total operating expenses	$51.0	$56.6	$(5.6)	-9.8%	$56.6	$54.5	$2.1	3.8%
% of sales	29.8%	30.4%	—	(60) bps	30.4%	31.0%	—	(60) bps

Operating expenses decreased $5.6 million or 9.8% to $51.0 million in 2012 from $56.6 million in 2011. The decrease in operating expenses was primarily due to decreases in general and administrative expenses, amortization of intangible assets, and sales and marketing expenses, as discussed above.

Operating expenses increased $2.1 million or 3.8% to $56.6 million in 2011 from $54.5 million in 2010. The increase in operating expenses was primarily due to increases in sales and marketing and general and administrative expenses, which were partially offset by decreases in impairment and restructuring expenses.

As a percentage of sales, operating expenses decreased to 29.8% in 2012 from 30.4% in 2011 as operating expenses decreased at faster rate than sales. As a percentage of sales, operating expenses decreased to 30.4% in 2011 from 31.0% in 2010. The decrease in operating expenses as a percentage of sales from 2010 to 2011 was primarily due to the reasons discussed above.

Non-operating Income and Expense

	2012	2011	$ Change	2011	2010	$ Change
	(In millions)					
Interest, net	$—	$—	$—	$—	$(0.1)	$ 0.1
Foreign exchange, net	0.5	(0.3)	0.8	(0.3)	1.6	(1.9)
Other, net	0.5	0.1	0.4	0.1	0.3	(0.2)
Total non-operating income (expense)	$ 1.0	$(0.2)	$ 1.2	$(0.2)	$ 1.8	$(2.0)

Non-operating income and expense includes interest income on cash and cash equivalents, interest expense, net foreign currency exchange gain or loss and other income or expenses. Net interest expense in 2012 was $15 thousand as compared to net interest income of $22 thousand in 2011 and net interest expense of $0.1 million in 2010.

Foreign currency exchange gains and losses are related to timing differences in the receipt and payment of funds in various currencies and the conversion of cash, accounts receivable and accounts payable denominated in foreign currencies to the applicable functional currency. In 2012, the Company recorded a net foreign currency exchange gain of $0.5 million, as compared to a net loss of $0.3 million in 2011 and a net gain of $1.6 million in 2010. The gain in 2012 is due primarily to favorable fluctuations in foreign currency exchange rates in the Company's primary foreign currency.

The Company currently realizes approximately one-third of its revenue outside the United States. The functional currency of the Company's primary foreign subsidiaries is the Euro which must be translated to U.S. Dollars for consolidation.

Provision for Income Taxes

The Company recorded tax expense of $0.7 million in 2012, as compared to tax expense of $0.1 million in 2011 and a tax benefit of $3.1 million in 2010. Components of the 2012 tax provision included foreign and state expense, a valuation allowance recorded against Finnish deferred tax assets, and a reduction of uncertain tax positions. In 2011, the tax provision included expense from foreign and state jurisdictions, which were offset largely by tax benefits generated by losses in other foreign jurisdictions. The tax provision for 2010 was significantly impacted by a one-time benefit related to the Company's utilization of U.S. net operating losses ("NOLs") under H.R. 3548, the "Worker, Homeownership, and Business Assistance Act of 2009." Under the H.R. 3548 NOL carryback provisions, the Company recorded a $2.1 million tax benefit. Additionally, the 2010 tax provision included benefits of $0.9 million related to the write-off of goodwill and $1.0 million related to a reduction in its valuation allowance against foreign net operating losses. These benefits were offset by income tax expense in other foreign and state jurisdictions.

The 4.8% effective tax rate for the year ending September 28, 2012 differs from the federal statutory rate primarily due to the valuation allowance on the Company's U.S. and Finnish deferred tax assets, and the settlement of uncertain tax positions. In 2011, the 2.1% effective tax rate was largely due to the valuation allowance against U.S. deferred tax assets, the provision for state taxes, and a mixture of both tax expense and benefits in different foreign jurisdictions with different rates.

The difference between the effective tax rate and the federal statutory tax rate is due primarily to the valuation allowance on the Company's U.S. and Finnish deferred tax assets, the provision for state income taxes, and the effects of the Company's operations in foreign jurisdictions with different tax rates. During periods of time in which a valuation allowance is required for GAAP accounting purposes, the effective tax rate recorded will not represent the Company's longer-term normalized tax rate in profitable times. Additionally, given the relationship between fixed dollar tax items and pretax financial results, the effective tax rate can change materially based on small variations of income.

Net Loss

	2012	2011	$ Change	% Change	2011	2010	$ Change	% Change
	(In millions, except percentage and basis point changes)							
Net loss	$(16.2)	$ (4.7)	$11.5	243.9%	$ (4.7)	$ (5.1)	$ 0.4	-7.8%
% of sales	-9.4%	-2.5%	—	690 bps	-2.5%	-2.9%	—	(40) bps
Net loss per share basic and diluted	(0.81)	(0.24)			(0.24)	(0.27)		

In 2012 net loss was $16.2 million or $0.81 per basic and diluted share. In 2011 net loss was $4.7 million or $0.24 per basic and diluted share. In 2010 net loss was $5.1 million or $0.27 per basic and diluted share.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $0.7 million in 2012 as compared to cash used in operating activities of $7.8 million in 2011. Net cash used in operating activities in 2012 primarily relates to decreases in other liabilities, accounts payable, and deferred revenue and the net loss incurred for the period. These uses of cash were partially offset by decreases in inventories and accounts receivable, and non-cash charges including depreciation, amortization and share based compensation, and restructuring charges which do not require a current cash outlay. Net cash used in operating activities in 2011 primarily relates to increases in inventories and other assets, decreases in other liabilities and accounts payable and the net loss incurred in the period. These uses of cash were partially offset by a decrease in accounts receivable, an increase in deferred revenue, and non-cash charges including depreciation, amortization and share based compensation, and restructuring charges which do not require a current cash outlay.

Working capital decreased $17.8 million to $41.5 million at September 28, 2012 from $59.3 million at September 30, 2011. Current assets decreased $24.5 million to $71.2 million in 2012 as compared to $95.7 million in 2011 due primarily to decreases each category of current assets, including cash, accounts receivable, inventory, and other current assets. Cash decreased by $4.5 million due primarily the net loss incurred and expenditures related to the purchase of property, plant and equipment. Accounts receivable decreased $7.3 million due to lower sales in the fourth quarter of 2012 as compared to the same period of 2011, as well as due to improved collections compared to the prior year. Inventory decreased $11 million due primarily to shipments made to customers in 2012 and also due to inventory management efforts. Current liabilities decreased $6.7 million due primarily to decreases in accounts payable, other current liabilities, and deferred revenue. Accounts payable decreased $3.9 million primarily due to the timing of payments to vendors. Other current liabilities decreased $2.6 million primarily due to decreases in accrued compensation.

Additions to property, plant and equipment were $3.5 million and $1.5 million in 2012 and 2011, respectively. In 2012 expenditures for property, plant and equipment primarily related to the purchase of information technology software and equipment associated with the replacement of the ERP system, tooling and manufacturing equipment, and leasehold improvements. In 2011 expenditures for property, plant and equipment primarily related to the purchase of information technology software and equipment, tooling and manufacturing equipment.

The Company's credit agreement was amended on November 16, 2012 and allows for borrowing up to 80% of its eligible domestic accounts receivable with a maximum borrowing capacity of $12.0 million. As of September 28, 2012 the Company's borrowing capacity was $7.4 million, of which $1.1 million was committed through standby letters of credit related to the Company's capital lease obligations. The credit agreement, as amended, has an interest rate of LIBOR + 1.75%, expires on December 1, 2013, and is secured by substantially all of the assets of the Company. There were no amounts outstanding under the Company's credit agreement as of September 28, 2012 and September 30, 2011. The credit agreement contains certain financial covenants, with which the Company was in compliance as of September 28, 2012.

The Company's position on indefinite reinvestment of unremitted earnings from foreign operations may limit its ability to transfer cash between or across foreign and U.S. operations. As of September 28, 2012 the cumulative undistributed earnings of these foreign operations were approximately $1.5 million and the unrecognized deferred tax liability related to these undistributed earnings was $0.1 million. The Company's cash balance at September 28, 2012 includes $5.8 million held by foreign subsidiaries, of which approximately $5.8 million is indefinitely reinvested.

Item 8. Financial Statements and Supplementary Data

PLANAR SYSTEMS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Planar Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Planar Systems, Inc. and subsidiaries as of September 28, 2012 and September 30, 2011, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended September 28, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Planar Systems, Inc. and subsidiaries as of September 28, 2012 and September 30, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended September 28, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
December 7, 2012

PLANAR SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS

	Sept. 28, 2012	Sept. 30, 2011
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash (Note 1)	$ 17,768	$ 22,231
Accounts receivable, net of allowance for doubtful accounts of $535 at 2012 and $1,622 at 2011 (Note 1)	18,604	25,881
Inventories (Note 1)	31,984	42,967
Other current assets (Notes 1 and 8)	2,829	4,587
Total current assets	71,185	95,666
Property, plant and equipment, net (Notes 1 and 4)	3,554	4,265
Intangible assets, net (Notes 1 and 5)	565	1,261
Other assets (Notes 1 and 8)	6,580	4,110
	$ 81,884	$ 105,302
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 11,686	$ 15,549
Current portion of capital leases (Note 12)	449	—
Deferred revenue	1,659	2,339
Other current liabilities (Notes 6, 8, and 11)	15,915	18,485
Total current liabilities	29,709	36,373
Capital leases, less current portion (Note 12)	545	—
Other long-term liabilities (Notes 1 and 8)	5,111	6,270
Total liabilities	35,365	42,643
Shareholders' equity (Note 9):		
Preferred stock, $0.01 par value, authorized 10,000,000 shares, no shares issued	—	—
Common stock, no par value. Authorized 30,000,000 shares; 20,354,300 and 19,758,400 issued shares at 2012 and 2011, respectively	184,556	182,826
Retained deficit	(134,751)	(118,096)
Accumulated other comprehensive loss	(3,286)	(2,071)
Total shareholders' equity	46,519	62,659
	$ 81,884	$ 105,302

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Sept. 28, 2012	Sept. 30, 2011	Sept. 24, 2010
	(In thousands, except per share amounts)		
Sales	$ 171,354	$ 186,504	$ 175,668
Cost of sales	136,718	134,365	131,201
Gross profit	34,636	52,139	44,467
Operating expenses:			
Research and development, net (Note 1)	10,592	10,748	10,515
Sales and marketing	24,842	25,929	22,062
General and administrative	13,987	16,836	16,061
Amortization of intangible assets (Note 5)	696	1,992	2,470
Impairment and restructuring charges (Note 11)	922	1,060	3,388
Total operating expenses	51,039	56,565	54,496
Loss from operations	(16,403)	(4,426)	(10,029)
Non-operating income (expense):			
Interest, net	(15)	22	(62)
Foreign exchange, net	479	(334)	1,618
Other, net	499	130	293
Net non-operating income (expense)	963	(182)	1,849
Loss before income taxes	(15,440)	(4,608)	(8,180)
Provision (benefit) for income taxes (Note 8)	742	98	(3,075)
Net loss	(16,182)	(4,706)	(5,105)
Net loss per share			
Basic and diluted	$ (0.81)	$ (0.24)	$ (0.27)
Average shares outstanding—basic and diluted	20,083	19,419	18,954

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Sept. 28, 2012	Sept. 30, 2011	Sept. 24, 2010
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (16,182)	$ (4,706)	$ (5,105)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation and amortization	2,673	4,155	5,447
Impairment and restructuring charges	922	1,060	3,388
Deferred taxes	918	(511)	(1,897)
Shared based compensation	1,604	2,263	1,643
Lease incentives	300	—	—
(Increase) decrease in accounts receivable, net	6,882	1,303	(1,085)
(Increase) decrease in inventories	10,543	(9,419)	(3,985)
(Increase) decrease in other assets	410	(407)	(244)
Increase (decrease) in accounts payable	(3,779)	(621)	6,175
Increase (decrease) in deferred revenue	(624)	725	(30)
Decrease in other liabilities	(4,365)	(1,669)	(2,389)
Net cash provided by (used in) operating activities	(698)	(7,827)	1,918
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment	(3,532)	(1,490)	(736)
Purchase of leasehold improvements reimbursed by landlord	(300)	—	—
Net cash used in investing activities	(3,832)	(1,490)	(736)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from capital lease	1,085	—	—
Payments of long-term debt and capital lease obligations	(91)	(4)	(133)
Value of shares withheld for tax liability	(473)	(504)	(571)
Net proceeds from issuance of capital stock	126	274	2
Net cash provided by (used in) financing activities	647	(234)	(702)
Effect of exchange rate changes on cash	(580)	73	507
Net increase (decrease) in cash	(4,463)	(9,478)	987
Cash at beginning of period	22,231	31,709	30,722
Cash at end of period	$ 17,768	$ 22,231	$ 31,709
Supplemental cash flow disclosure			
Cash paid for interest	$ 58	$ 66	$ 176
Cash paid (received) for income taxes	367	610	(1,767)

See accompanying notes to consolidated financial statements.

PLANAR SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(Dollars in thousands, except per share amounts and share data)

	Common Stock		Retained Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount			
BALANCE, SEPTEMBER 25, 2009	19,226,734	$ 178,644	$ (107,210)	$ (23)	$ 71,411
Components of comprehensive loss:					
Net loss	—	—	(5,105)	—	(5,105)
Currency translation adjustment	—	—	—	(2,004)	(2,004)
Total comprehensive loss					(7,109)
Value of shares withheld for tax liability	(222,751)	—	(571)	—	(571)
Proceeds from issuance of common stock	158,352	2	—	—	2
Share based compensation	—	1,643	—	—	1,643
BALANCE, SEPTEMBER 24, 2010	19,162,335	$ 180,289	$ (112,886)	$ (2,027)	$ 65,376
Components of comprehensive loss:					
Net loss	—	—	(4,706)	—	(4,706)
Currency translation adjustment	—	—	—	(44)	(44)
Total comprehensive loss					(4,750)
Value of shares withheld for tax liability	(215,567)	—	(504)	—	(504)
Proceeds from issuance of common stock	811,632	274	—	—	274
Share based compensation	—	2,263	—	—	2,263
BALANCE, SEPTEMBER 30, 2011	19,758,400	$ 182,826	$ (118,096)	$ (2,071)	$ 62,659
Components of comprehensive loss:					
Net loss	—	—	(16,182)	—	(16,182)
Currency translation adjustment	—	—	—	(1,215)	(1,215)
Total comprehensive loss					(17,397)
Value of shares withheld for tax liability	(256,020)	—	(473)	—	(473)
Proceeds from issuance of common stock	851,920	126	—	—	126
Share based compensation	—	1,604	—	—	1,604
BALANCE, SEPTEMBER 28, 2012	20,354,300	$ 184,556	$ (134,751)	$ (3,286)	$ 46,519

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE YEARS ENDED SEPTEMBER 28, 2012
(Dollars in thousands, except per share amounts, and share data)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Planar Systems, Inc. was incorporated on April 27, 1983 and commenced operations in June 1983. Planar Systems, Inc., and its wholly-owned subsidiaries are engaged in developing, manufacturing and marketing electronic display products and systems. These display products and systems are primarily tiled LCD videowall systems, LCD commercial flat panels, touch monitors, desktop monitors, rear projection cubes, home theater projection systems, and EL displays.

Principles of consolidation

The consolidated financial statements include the financial statements of Planar Systems, Inc. together with its wholly-owned subsidiaries, Planar Systems Oy, Clarity, a Division of Planar Systems, Inc., Runco International, LLC and the subsidiaries of such subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year

The Company's fiscal year ends on the last Friday in September. The last days of fiscal 2012, 2011, and 2010 were September 28, September 30 and September 24, respectively. Due to statutory requirements, Planar Systems Oy's fiscal year-end is September 30. All references to a year in these notes are to the Company's fiscal year ended in the period stated which includes the fiscal year results of Planar Systems, Oy.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of sales and expenses during the reporting period. Actual results may differ from those estimates.

Reclassification

Certain balances in the 2011 financial statements have been reclassified to conform to 2012 presentations. Such reclassifications had no effect on results of operations.

Foreign currency translation

The Euro is the primary functional currency of the Company's foreign subsidiaries. Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. Dollars at current exchange rates, and sales and expenses are translated using average rates. Gains and losses from translation of net assets are included in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included as a component of non-operating income (expense).

Cash

Cash of $17,768 represents cash deposits in banks.

(Dollars in thousands, except per share amounts, and share data)

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has established an allowance for doubtful accounts which represents the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance by performing ongoing evaluations of its customers and their ability to make payments. The Company determines the adequacy of the allowance based on length of time past due, historical experience and judgment of economic conditions. Additionally, the Company has a credit policy that is applied to its potential customers. Account balances are charged off against the allowance after all options have been exhausted and recovery is considered unlikely.

Changes in the allowance for doubtful accounts were as follows:

Description	Balance at beginning of period	Charged to cost and expense	Deductions[1]	Balance at end of period
Year Ended September 24, 2010				
Allowance for doubtful accounts	$ 2,367	$ 1,295	$ (1,657)	$ 2,005
Year Ended September 30, 2011				
Allowance for doubtful accounts	$ 2,005	$ 792	$ (1,175)	$ 1,622
Year Ended September 28, 2012				
Allowance for doubtful accounts	$ 1,622	$ 379	$ (1,466)	$ 535

(1) Deductions represent write-offs and recoveries of previously reserved balances.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, net of adjustments for estimated excess inventory and obsolescence based upon the Company's best estimate of future product demand. Inventories consist of:

	2012	2011
Raw materials	$ 16,249	$ 18,175
Work in progress	1,485	2,440
Finished goods	14,250	22,352
	$ 31,984	$ 42,967

Property, plant and equipment

Depreciation of equipment is computed on a straight-line basis over the estimated useful lives of the assets, generally three to seven years. Capitalized leases and leasehold improvements are amortized on a straight-line basis over the lesser of the life of the leases or the estimated useful lives of the assets. Depreciation of the building owned by the Company is computed on a straight-line basis over its estimated useful life, estimated to be 39 years.

(Dollars in thousands, except per share amounts, and share data)

Operating leases

The Company records the minimum base rents for its operating leases on a straight-line basis over the life of the lease term. The difference between rent expense calculated on a straight-line basis and rent paid is recorded as a deferred rent liability. The Company received tenant improvement allowances on certain of its leases which were amended in fiscal 2011. These improvement allowances are considered lease incentives and are amortized as a reduction of rent expense over the term of the respective lease.

Other assets

Included in other current assets of $2,829 and $4,587 as of September 28, 2012 and September 30, 2011, respectively, are various prepaid assets, non-trade receivables, and deferred tax assets.

Included in other long-term assets of $6,580 and $4,110 as of September 28, 2012 and September 30, 2011, respectively, are assets related to the Company's deferred compensation plan in the amounts of $1,123 and $1,440, respectively. Assets of the deferred compensation plan are accounted for as trading securities. Any increases in assets cause corresponding increases in liabilities, thereby negating any income or loss effect in the Consolidated Statement of Operations as a result of changes in value of the deferred compensation plan. The deferred compensation plan allowed eligible executives to elect to defer up to 100% of their regular compensation and incentive awards, and non-employee Board members could elect to defer up to 100% of their directors' compensation. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. This plan was frozen effective December 24, 2004 and no deferrals have been made under the plan since that date.

Other long-term assets also included $2,691 and $218 related to equipment which had not been placed in service as of September 28, 2012 and September 30, 2011, respectively. The balance at September 28, 2012 consists primarily of information technology software and equipment associated with the replacement of the Company's ERP system.

Other long-term liabilities

Included in other long-term liabilities of $5,111 and $6,270 as of September 28, 2012 and September 30, 2011, respectively, are liabilities related to the Company's deferred compensation plan described above in the amounts of $1,123 and $1,440, respectively.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(Dollars in thousands, except per share amounts, and share data)

Revenue recognition

The Company's policy is to recognize revenue for product sales when evidence of an arrangement exists, sales price is determinable or fixed, title transfers, and risk of loss has passed to the customer, which is generally upon shipment of the Company's products to its customers. The Company defers and recognizes service revenue over the contractual period or as services are rendered. Some distributor agreements allow for potential return of products and provide price protection under certain conditions within limited time periods. Price protection is offered to select distributors for circumstances when there is a decrease in the list price of a product subsequent to the purchase by the distributor. The distributor is entitled to receive a credit equal to the price decrease for all new and unused products held in the distributor's inventory as of the date of the claim, up to a maximum of 45 days from the date of purchase. Such return rights are generally limited to short-term stock rotation. The Company estimates sales returns and price protection adjustments based on historical experience and other qualitative factors and records the amounts as a reduction in revenue at the later of the time of shipment or when the pricing decision is made. Each period, price protection is estimated based upon pricing decisions made and information received from distributors as to the amount of inventory they are holding.

For transactions with multiple-deliverable arrangements, as defined by Accounting Standards Update No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force" ("ASU 2009-13"), the Company allocates revenue using the relative selling price method. In general, where revenue arrangements involve acceptance provisions, the acceptance criteria are usually limited to the published specifications of the Company's products. In those circumstances when customer specified acceptance criteria exist and where the Company cannot demonstrate that products meet those specifications prior to shipment, revenue is deferred until customer acceptance occurs. For orders with multiple elements (i.e., installation, training, additional parts, etc.) and where one or more elements are undelivered at the end of a reporting period, the Company recognizes revenue on the delivered elements only after the determination has been made that the delivered elements have stand alone value and any undelivered elements have objective and reliable evidence of selling price. The Company's policies comply with the guidance provided by ASC Topic 605. Judgments are required in evaluating the credit worthiness of the Company's customers. Credit is not extended to customers and revenue is not recognized until the Company has determined that the collection risk is minimal.

On September 25, 2010 the Company adopted the provisions of Accounting Standards Update No. 2009-14, "Software (Topic 985): Certain Revenue Arrangements That Include Software Elements—a Consensus of the FASB Emerging Issues Task Force" ("ASU 2009-14"), which changes the accounting model for revenue arrangements that include both tangible products and software elements. ASU 2009-14, which was issued in October 2009 by the Financial Accounting Standards Board, is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this Update did not have a material impact on the Company's financial statements.

The Company records sales tax amounts collected from customers on a net basis.

Research and development costs

Research and development costs are expensed as incurred. The Company periodically enters into research and development contracts with certain private-sector companies. These contracts generally provide for reimbursement of costs. The Company also periodically receives research and development tax credits from certain governmental agencies. Funding from research and development contracts and tax credits are recognized

(Dollars in thousands, except per share amounts, and share data)

as reductions in operating expenses during the period in which the services are performed and related direct expenses are incurred, as follows:

	2012	2011	2010
Research and development expense	$ 11,361	$11,827	$11,571
Contract funding and research and development tax credits	(769)	(1,079)	(1,056)
Net research and development	$ 10,592	$10,748	$10,515

Warranty

The Company provides a warranty for its products and establishes an allowance at the time of sale to cover estimated costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities. See additional discussion in Note 6—Other Current Liabilities.

Goodwill

The Company values goodwill and intangible assets in accordance with ASC Topic 350. When goodwill is recorded on the Company's balance sheet, it is tested annually and whenever events or circumstances occur indicating that goodwill may be impaired. During the first quarter of 2010 the Company determined that its goodwill was impaired, and recorded a $3,428 charge to write-off this balance. This charge was recorded as a result of the impairment test conducted during the first quarter of 2010 following the Company's restructuring that resulted in one operating segment. This restructuring constituted a triggering event as described by paragraph 35-10 of ASC Subtopic 350-20 "Goodwill." The impairment test considered the Company's average share price over a reasonable period of time and current projections of the underlying discounted cash flows of the Company. Neither of these approaches supported the carrying value of the asset. See additional discussion in Note 11—Impairment and Restructuring Charges.

Intangible assets

Intangible assets consist of acquired developed technology and customer relationships associated with the 2006 acquisition of Clarity, which are being amortized over their estimated useful lives. When these assets were acquired, the weighted-average amortization period was between four years and seven years. See additional discussion in Note 5—Intangible Assets.

Impairment of long-lived assets

In accordance with ASC Topic 360, long-lived assets and intangible assets are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Long-lived assets are grouped at the lowest level for which distinguishable cash flows are available. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. If impairment exists, the asset is written down to its fair value. Fair value is determined through quoted market values or through the calculation of the present value of future cash flows expected to be provided by the asset.

Advertising expenses

All advertising costs are expensed as incurred and totaled $2,486, $2,094, and $1,895 in fiscal 2012, 2011 and 2010, respectively.

(Dollars in thousands, except per share amounts, and share data)

Net loss per share

Basic net loss per share was computed using the weighted average number of common shares outstanding during each period. Diluted net loss per share is computed using the weighted average number of common shares plus dilutive common equivalent shares outstanding during the period. No incremental shares for fiscal years ended September 28, 2012, September 30, 2011, and September 24, 2010 were used in the calculations of diluted earnings per share. In years in which a net loss is incurred, no common stock equivalents are included since they are antidilutive and as such all stock options and unvested restricted stock outstanding were excluded from the computation of diluted net loss per share for the years ended September 28, 2012, September 30, 2011, and September 24, 2010.

Financial instruments

For short-term financial instruments, including cash, accounts receivable, short-term debt, short-term capital leases, accounts payable and accrued compensation, the carrying amount approximates the fair value because of the immediate short-term nature of those instruments. The differences between the fair values and carrying amounts of the Company's financial instruments at September 28, 2012, September 30, 2011, and September 24, 2010 were not material.

Derivative instruments

The Company is exposed to certain foreign currency risks relating to its ongoing business operations, as the Euro is the functional currency of the Company's European subsidiaries. Historically the Company managed this risk by periodically entering into forward exchange contracts to mitigate the income statement impact of fluctuations in the Euro value of its U.S. Dollar denominated cash deposits, accounts receivable, accounts payable, and the intercompany balances. Due to volatility in the foreign exchange market and the Company's strategic shift to preserve cash, the Company no longer hedges foreign currency risk. This allows changes in the U.S. Dollar versus the Euro exchange rate to positively or negatively impact the Company's net income. The net gain on foreign currency exchange transactions was $479 in the year ended September 28, 2012. This compared to a net loss on foreign currency exchange transactions of $334 in the year ended September 30, 2011 and a net gain on foreign currency exchange transactions of $1,618 in the year ended September 24, 2010. These amounts were recorded as foreign exchange, net in the Consolidated Statements of Operations.

Share based compensation plans

Share based compensation expense recognized for the twelve months ended September 28, 2012, September 30, 2011, and September 24, 2010 was $1,604, $2,263, and $1,643, respectively, which consisted of share based compensation expense related to employee stock options, restricted stock and the Company's Employee Stock Purchase Plan. See Note 9—Shareholders' Equity for additional information.

ASC Topic 718 requires companies to estimate the fair value of share based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations. The Company values employee stock options granted using the Black-Scholes option pricing model ("Black-Scholes model"). This model is also used to estimate the fair value of employee stock purchases related to the Employee Stock Purchase Plan. The Company values restricted stock awards at the closing price of the Company's shares on the date of grant. For additional information, see Note 9—Shareholders' Equity. The Company's determination of fair value

(Dollars in thousands, except per share amounts, and share data)

of share based payment awards on the date of grant using an option pricing model is affected by the Company's stock price as well as assumptions regarding a number of variables, including the risk-free interest rate, the expected dividend yield, the expected option life, and expected volatility over the term of the awards.

Recent accounting pronouncements

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income," ("ASU 2011-05") which requires that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the current option of allowing an entity to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" which defers the requirement within ASU 2011-05 to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements pending further deliberation by the FASB. ASU 2011-05 is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not anticipate the adoption of ASU 2011-05 will have a material effect on its results of operations or financial position. We will evaluate the impact of the requirements deferred by ASU 2011-12 at which time they become effective.

NOTE 2 CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade receivables. The risk in trade accounts receivable is mitigated by the credit worthiness of the companies comprising the Company's customer base and their dispersion across many different sectors of the electronics industry and geographies. At September 28, 2012, the Company does not believe it had any significant credit risks which are not provided for in the allowance for doubtful accounts.

Supplier risks

The Company relies on third party manufacturers for a significant portion of its product components. Reliance on suppliers raises several risks, including the possibility of defective parts, reduced control over the availability and delivery schedule for parts, and the possibility of increases in component costs. The Company's supply of products and profitability can be adversely affected by each of these risks.

The Company also purchases single-source components for which it has no guaranteed alternative source of supply, and an extended interruption in the supply of any of these components could adversely affect the Company's results of operations. Furthermore, many of the components used in the Company's products are purchased from suppliers located outside the United States. Trading policies adopted in the future by the United States or foreign governments could restrict the availability of components or increase the cost of obtaining components. Any significant increase in component prices or decrease in component availability could have an adverse effect on the Company's results of operations. The Company has in the past and may in the future face difficulty ensuring an adequate supply of quality LCD panel glass used in certain products in the Company's products. In the future the Company may also face difficulties ensuring an adequate supply of rear-projection screens used in its video wall products. The Company is actively engaged in efforts to reduce this risk area. In addition, the Company has in the past and may in the future be negatively impacted by certain U.S. International

(Dollars in thousands, except per share amounts, and share data)

Trade Commission exclusion order bans on imports of certain products that are used in the Company's manufacturing process. These import bans could affect the Company's ability to import adequate supplies and could have a material adverse effect on the Company's business, financial condition, and results of operations.

The risks mentioned above related to reliance on suppliers could also impact the Company's contract manufacturers. In addition, the Company is reliant on its contract manufacturers' ability to maintain suitable manufacturing facilities, train manufacturing employees, manage the supply chain effectively, manufacture a quality product, and provide spare parts in support of the Company's warranty and customer service obligations. Failure of the Company's contract manufacturers to deliver in any one of these areas could have an adverse effect on the Company's results of operations.

NOTE 3 EARNINGS PER SHARE

Average basic and diluted shares outstanding for the periods ending September 28, 2012, September 30, 2011, and September 24, 2010 were 20,083,000, 19,419,000, and 18,954,000 shares, respectively. ASC Topic 260, "Earnings per Share," requires that employee equity share options, nonvested shares and similar equity instruments granted by the Company be treated as potential common shares in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options and nonvested shares, which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits or deficiencies that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. There was no dilutive effect of in-the-money employee stock options or nonvested shares totaling 304,000, 374,000, and 331,000 as of September 28, 2012, September 30, 2011, and September 24, 2010, respectively, due to the Company incurring a net loss for each of those years then ended. In addition to those shares, for the years ended September 28, 2012, September 30, 2011, and September 24, 2010, 1,379,000, 1,470,000, and 1,730,000 shares, respectively, were excluded from the computation of earnings per share because they were antidilutive under the treasury stock method.

NOTE 4 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consist of:

	2012	2011
Buildings	$ 12,217	$ 11,757
Machinery and equipment	36,270	35,920
Total property, plant and equipment	48,487	47,677
Less: accumulated depreciation	(44,933)	(43,412)
Net property, plant and equipment	$ 3,554	$ 4,265

Net property, plant and equipment by geography were as follows:

	2012	2011
United States	$ 2,479	$ 2,985
Europe	1,075	1,280
Net property, plant, and equipment	$ 3,554	$ 4,265

(Dollars in thousands, except per share amounts, and share data)

The Company recorded depreciation expense of $1,977, $2,163, and $2,977 in fiscal 2012, 2011, and 2010, respectively.

NOTE 5 INTANGIBLE ASSETS

Net intangible assets consist of the following:

	2012	2011
Customer relationships, net of accumulated amortization of $7,386 and $6,797	$ 565	$ 1,154
Acquired technologies, net of accumulated amortization of $14,400 and $14,293	—	107
	$ 565	$ 1,261

The identifiable intangible assets are being amortized over a remaining weighted average period of approximately one year. As of September 28, 2012 and September 30, 2011, the Company had recorded accumulated amortization of $23,586 and $22,890, respectively. Accumulated amortization at both September 28, 2012 and September 30, 2011 includes $1,800 of tradenames and trademarks which were fully amortized in fiscal 2010. Amortization expense was $696, $1,992, and $2,470 in 2012, 2011, and 2010, respectively. Amortization expense is estimated to be $565 in fiscal 2013, at which point the intangible assets will be fully amortized. Accordingly, no amortization expense is expected after fiscal 2013.

NOTE 6 OTHER CURRENT LIABILITIES

Other current liabilities consist of:

	2012	2011
Warranty reserve	$ 3,827	$ 3,613
Accrued compensation	5,391	7,982
Other	6,697	6,890
	$ 15,915	$ 18,485

The Company provides a warranty for its products and establishes an allowance at the time of sale to cover estimated costs during the warranty period. The warranty period is generally between 12 and 36 months. This reserve is included in other current liabilities.

The reconciliation of the changes in the warranty reserve is as follows:

	2012	2011
Balance at beginning of period	$ 3,613	$ 3,832
Cash paid for warranty repairs	(3,948)	(3,584)
Provision for current period sales	4,162	3,365
Balance at end of period	$ 3,827	$ 3,613

NOTE 7 COMMITMENTS

Most of the Company's office and manufacturing facilities are subject to long-term operating leases. In connection with certain of these leases which were amended in fiscal 2011, the Company received tenant

(Dollars in thousands, except per share amounts, and share data)

improvement allowances totaling $790. These lease incentives are being amortized as a reduction of rent expense over the term of the respective leases, which range from five to six years. As of September 28, 2012, $300 of leasehold improvements had been purchased using these allowances and reimbursed by the landlord and $490 has been used as credits against rental payments.

At September 28, 2012, the minimum annual operating lease payments for all operating leases entered into by the Company were:

Fiscal years ending in September	
2013	3,958
2014	3,762
2015	2,752
2016	2,321
2017	851
Thereafter	2,664
	$ 16,308

Total rent expense was $3,861, $3,992, and $4,309 for the years ended September 28, 2012, September 30, 2011, and September 24, 2010, respectively.

NOTE 8 INCOME TAXES

The components of net income (loss) before income taxes consist of the following:

	2012	2011	2010
Domestic	$ (10,336)	$ (4,742)	$ (9,682)
Foreign	(5,104)	134	1,502
	$ (15,440)	$ (4,608)	$ (8,180)

The following table summarizes the provision (benefit) for U.S. federal, state and foreign taxes on income:

	2012	2011	2010
Current:			
Federal	$ (351)	$ (34)	$ 450
State	67	96	241
Foreign	293	542	1,103
	9	604	1,794
Deferred:			
Federal	—	—	(2,707)
State	—	—	(251)
Foreign	733	(506)	(1,911)
	733	(506)	(4,869)
	$ 742	$ 98	$ (3,075)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

THREE YEARS ENDED SEPTEMBER 28, 2012
(Dollars in thousands, except per share amounts, and share data)

A reconciliation of the differences between the U.S. and federal statutory tax rate and the Company's effective rate are as follows:

	2012	2011	2010
Computed statutory rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal tax benefits	(3.3)	(3.3)	(3.3)
Non-U.S. income taxed at different rates	3.5	(7.3)	(1.9)
Permanent differences resulting from goodwill adjustments	—	—	(10.0)
Effect foreign income distributions	—	—	9.1
Benefit of net operating losses	—	—	(41.9)
Change in valuation allowance	42.9	47.2	36.9
Tax contingencies and settlements	(4.7)	—	6.6
Other items, net	1.4	0.5	1.9
Effective tax rate	4.8%	2.1%	(37.6)%

The tax effects of temporary differences and carryforwards which gave rise to significant portions of the deferred tax assets and liabilities as of September 28, 2012 and September 30, 2011 were as follows:

	2012	2011
Deferred tax assets:		
Inventories	$ 4,172	$ 4,886
Deferred revenue	1,215	1,123
Warranty reserve	1,396	1,261
Payroll and severance related	594	785
Other reserves	2,598	2,742
Intangibles	8,807	9,627
Accumulated depreciation	1,043	1,014
Capital losses	6,030	6,030
Net operating losses	16,891	10,528
Tax credits	9,998	9,536
Gross deferred tax assets	52,744	47,532
Valuation allowance	(51,168)	(44,968)
Deferred tax assets	1,576	2,564
Deferred tax liabilities:		
Accumulated depreciation	(288)	(358)
Deferred tax liabilities	(288)	(358)
Net deferred tax asset	$ 1,288	$ 2,206

(Dollars in thousands, except per share amounts, and share data)

The deferred tax assets and liabilities are recorded in the following balance sheet accounts:

	2012	2011
Other current assets	$ 713	$ 1,687
Other long-term assets	575	519
Other current liabilities	—	—
	$ 1,288	$ 2,206

During fiscal years 2012, 2011, and 2010 the Company recognized no tax benefits related to differences between financial and tax reporting of share based compensation transactions.

The Company establishes a valuation allowance for deferred tax assets, when it is more likely than not that such deferred tax assets will not be realized. During fiscal 2012 an increase of $6,200 in the valuation allowance was due to the Company's continued inability to benefit from its U.S. tax assets and from recording a valuation allowance of $494 for Finnish tax assets as the recent three year cumulative loss is given more weight than projected future income when determining the need for a valuation allowance. During fiscal 2011 the valuation allowance decreased $128 due to reduction in U.S. deferred tax assets. The Company continues to provide a full valuation allowance against all of its U.S. and Finnish tax assets as the recent three year cumulative loss is given more weight than projected future income when determining the need for a valuation allowance.

As of September 28, 2012 the Company had $32,919 in tax assets (tax-effected) resulting from NOLs, capital losses, and tax credits carryforwards. A detailed breakdown of these assets as of September 28, 2012 and September 30, 2011 are as follows:

	2012	2011
Federal net operating losses	$ 12,398	$ 7,287
State net operating losses and credits	2,301	2,170
Foreign net operating losses	2,192	1,450
Federal capital losses	6,030	6,030
Federal research credits	4,590	3,827
Federal minimum tax credits	249	249
Federal foreign tax credits	5,159	5,081
	$ 32,919	$ 26,094

The Federal NOLs expire on various dates through 2032, while the Federal capital loss expires in fiscal 2013. State NOLs expire on various dates through 2028. The Federal research credits expire on various dates through 2032. Finnish NOLs expire on various dates through 2021. Federal minimum tax credits and French NOLs are available indefinitely. The Foreign Tax Credits expire on various dates through 2022. Pursuant to Internal Revenue Code Sections 382 and 383, the utilization of NOLs and other tax attributes may be substantially limited due to cumulative changes in ownership greater than 50% that may have occurred or could occur during applicable testing periods. The Company has not performed a Section 382 analysis to determine the possible limitation of its NOLs. The Company has not provided for additional U.S. federal income and foreign withholding taxes on its undistributed earnings from non-U.S. operations as of September 28, 2012 because such earnings are intended to be reinvested indefinitely outside of the United States. As of September 28, 2012 the cumulative undistributed earnings of these foreign operations were approximately $1,500 and the unrecognized deferred tax liability related to these undistributed earnings was $100.

(Dollars in thousands, except per share amounts, and share data)

The Company's major U.S. jurisdictions under which it operated in fiscal 2012 included Oregon, California, and Texas while major international jurisdictions included Finland and France. The following table summarized the activity related to the Company's world-wide unrecognized tax benefits:

Balance at September 30, 2011	$ 1,993
Increase related to current year tax positions	—
Increase related to prior year tax positions	—
Decrease related to current year tax positions	—
Decrease related to prior year tax positions	(723)
Balance at September 28, 2012	$ 1,270

The Company classifies interest and penalties related to uncertain tax positions in income tax expense. The total $1,270 of unrecognized tax benefits, if recognized, would impact the tax rate. For the year ended September 28, 2012 the Company had $175 of accrued interest related to uncertain tax positions. It is reasonably possible that the Company's uncertain tax positions could decrease by approximately $267 in the next twelve months due to utilization of credits in tax years in which the statue of limitations may expire, and is classified as a current liability as of September 28, 2012.

The Company's larger jurisdictions generally provide for statutes of limitations from three to five years. The Company has settled with the United States Internal Revenue Service ("IRS") on their examination of all United States federal income tax matters through fiscal year 2008. The Company's largest foreign subsidiary, located in Finland, effectively settled in 2009 with the Finnish Tax authorities the audit of its tax returns ending up to and including fiscal year 2007. In 2011 the French Tax authorities commenced an examination of tax returns for fiscal years 2009 and 2010 and this examination was settled in fiscal 2012. The Company is subject to numerous ongoing state and foreign tax audits. Although the final outcome of these audits are uncertain, based on currently available information, the Company believes the ultimate resolutions will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 SHAREHOLDERS' EQUITY

Preferred stock

The Company is authorized to issue up to 10,000,000 shares of preferred stock at $0.01 par value. As of September 28, 2012, no shares of preferred stock had been issued; however, 200,000 shares of Series D Junior Participating Preferred Stock have been reserved for issuance in connection with the Company's Shareholder Rights Plan. Additional series of preferred stock may be designated and the related rights and preferences fixed by action of the Company's Board of Directors.

Employee Stock Purchase Plan

In fiscal 2005 the Company adopted the 2004 Employee Stock Purchase Plan, which replaced the 1994 Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan ("the Plan") provides that eligible employees may contribute, through payroll deductions, up to 10% of their earnings toward the purchase of the Company's Common Stock at 85 percent of the fair market value at specific dates. The fair value of the purchase rights is estimated on the first day of the offering period using the Black-Scholes model. In the second quarter of 2010, the Company's shareholders approved an amendment to the Plan which increased the number of shares of

(Dollars in thousands, except per share amounts, and share data)

common stock that may be purchased under the Plan from 400,000 shares to 1,400,000 shares. As of September 28, 2012, approximately 770,000 shares remained available for purchase.

Stock options

In the first quarter of 2010 the Company adopted the 2009 Incentive Plan (the "2009 Plan"). This plan replaced the Company's 1993 Stock Incentive Plan, the 1996 Stock Incentive Plan, the 1999 Non-Qualified Stock Option Plan, the 2007 New Hire Incentive Plan, the Clarity Visual Systems, Inc. 1995 Plan and Non-Qualified Stock Option Plan as well as any individual inducement awards, which are collectively referred to as the "Prior Plans." The 2009 Plan authorizes the issuance of 1,300,000 shares of common stock. In addition, up to 2,963,375 shares subject to awards outstanding under the Prior Plans may become available for issuance under the 2009 Plan to the extent that these shares cease to be subject to the original awards (such as by expiration, cancellation or forfeiture of the awards). In the fourth quarter of 2012, shareholders approved an amendment to the 2009 Plan, authorizing the issuance of an additional 1,700,000 shares of common stock. The maximum number of shares that may be issued under the 2009 Plan is 5,963,375 shares, including shares that may become available from the Prior Plans.

The 2009 Plan provides for the granting of stock options, which generally vest and become exercisable over a three year period and expire seven to ten years after the date of grant. Options were last granted in the second quarter of fiscal 2008.

Information regarding these option plans is as follows:

	Number of Shares	Weighted Average Exercise Prices
Options outstanding at September 30, 2011	1,152,707	$ 9.89
Granted	—	—
Exercised	(1,820)	0.03
Forfeited	—	—
Expired	(199,420)	11.15
Options outstanding at September 28, 2012	951,467	9.65

All options outstanding at September 28, 2012 were exercisable. The total pretax intrinsic value of options exercised during the year was $3 and $6 in 2012 and 2010, respectively. No options were exercised in 2011.

As of September 28, 2012, the total pretax intrinsic value of options outstanding and options exercisable was $0 and the options had a weighted average remaining contractual term of 2.4 years.

Restricted stock

The 2009 Plan provides for the issuance of restricted stock ("nonvested shares" per ASC Topic 718). Shares issued generally vest over a one- to three-year period upon the passage of time, or upon meeting objective performance conditions. The Company issued 831,500 shares of restricted stock to employees and non-employee directors in 2012. In the Proxy Statement dated October 16, 2009 issued in connection with the approval of the 2009 Plan, the Company pledged to limit its average annual "burn rate" (shares issued to employees, directors, and consultants under its compensatory equity arrangements) to 6.3% of the Company's weighted average legally issued and outstanding shares. The 831,500 full value shares issued in 2012 represented 6.1% of the Company's

(Dollars in thousands, except per share amounts, and share data)

20,591,802 weighted average legally issued and outstanding shares for fiscal 2012 (giving effect to the treatment of full value shares as 1.5 shares). In the years ended September 30, 2011 and September 24, 2010 the Company issued employees 817,167 and 806,900 shares, respectively.

Information regarding outstanding restricted stock awards is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock outstanding at September 30, 2011	1,385,934	$ 3.34
Granted	831,500	1.92
Vested	(769,879)	3.27
Forfeited	(130,884)	3.66
Restricted stock outstanding at September 28, 2012	1,316,671	2.45

The total fair value of shares vested in the year ended September 28, 2012 was $1,434. The fair value of shares vested in the years ended September 30, 2011 and September 24, 2010 was $1,543 and $1,832, respectively.

Performance-based restricted stock awards

As of September 28, 2012 approximately 1,244,000 shares of performance-based restricted stock awards remained outstanding. These awards, granted in fiscal 2012 and in previous periods, were granted to the Company's executive officers and other Vice Presidents of the Company, and will vest at levels ranging from 0% of shares granted to 100% of shares granted, dependent upon the achievement of certain internal performance metrics for a term through the end of fiscal 2015.

Shareholders Rights Plan

In February 2006, the Board of Directors approved a shareholder rights plan and declared a dividend of one preferred share purchase right for each outstanding common share. Each right represents the right to purchase one hundredth of a share of Preferred Stock, at an exercise price of $100.00, subject to adjustment. The rights are only exercisable ten days after a person or group acquires, or commences a tender or exchange offer to acquire, beneficial ownership of 15% or more of the Company's outstanding common stock. Subject to the terms of the shareholder rights plan and the discretion of the Board of Directors, each right would entitle the holder to purchase one share of common stock of the Company for each right at one-half of the then-current price. The rights expire in February 2016, but may be redeemed by action of the Board of Directors prior to that time at $0.001 per right.

Valuation and Expense Information

The Company recognizes compensation expense for all share based payment awards made to its employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan, based on estimated fair values. The Company calculates the value of employee stock options on the date of grant using the Black-Scholes model. This model is also used to estimate the fair value of employee stock purchases related to the Employee Stock Purchase Plan. The Company values restricted stock awards at the closing price of the Company's shares on the date of grant. The following table summarizes share based

(Dollars in thousands, except per share amounts, and share data)

compensation expense related to share based payment awards, and employee stock purchases for the years ended September 28, 2012, September 30, 2011, and September 24, 2010, which were allocated as follows:

	2012	2011	2010
Cost of Sales	$ 102	$ 59	$ 162
Research and Development	144	212	233
Sales and Marketing	203	534	472
General and Administrative	1,155	1,458	776
Share based compensation expense included in operating expenses	1,502	2,204	1,481
Share based compensation expense related to employee stock options, restricted stock, and employee stock purchases	$ 1,604	$ 2,263	$ 1,643

As of September 28, 2012, total future compensation expense related to nonvested stock options and restricted stock is expected to be $0 and $2,175, respectively. This expense is anticipated to be recognized over a weighted average remaining period of 3.0 years, through the fourth quarter of fiscal 2016.

As share based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical and anticipated future experience.

NOTE 10 401(K) AND PENSION PLAN

All employees in North America over 21 years of age are eligible to participate in the 401(k) savings and profit sharing plan. Employees can contribute up to statutory maximums. The Company matches up to 4.0% of each participating employee's eligible compensation, also subject to statutory maximums. Employer contributions vest immediately. The 401(k) plan expense amounted to $772, $749, and $853 for the years ended September 28, 2012, September 30, 2011, and September 24, 2010, respectively.

The employees of the Company's foreign subsidiaries located in Finland and France participate in pension plans in which they receive defined benefit payments upon retirement. Neither the Company nor its direct and indirect foreign subsidiaries in Finland or France sponsor these pension plans, rather they are sponsored by the government of each such foreign country. Neither the Finnish nor the French foreign subsidiary has any obligation with respect to such plans, including any obligation to make payments, invest or otherwise manage plan assets or contributions or to pay benefits to employees once they reach retirement age. The only obligation of the foreign subsidiary is to pay premiums to the respective governments' pension insurance agency. The Company recognized expense of $1,463, $1,182, and $1,244 in fiscal years 2012, 2011, and 2010, respectively, related to such plan premiums.

(Dollars in thousands, except per share amounts, and share data)

NOTE 11 IMPAIRMENT AND RESTRUCTURING CHARGES

Impairment and restructuring charges consist of:

	2012	2011	2010
Impairment charges	$ —	$ —	$ 3,428
Restructuring charges	922	1,060	(40)
	$ 922	$ 1,060	$ 3,388

2012 Restructuring Charges

In 2012 the Company recorded $922 in net restructuring charges. In the second quarter of 2012, the Company recorded $518 in net restructuring charges, including $575 in charges related to severance benefits estimated for the termination of certain employees who performed manufacturing, engineering, sales, marketing, and general and administrative functions for the Company. During the second quarter, the Company also determined that severance benefits related to previously recorded charges would be less than initially estimated, resulting in a $57 reduction in operating expenses and the liability. During the fourth quarter of 2012, the Company recorded $404 in net restructuring charges related to severance benefits for certain employees, primarily in the sales and marketing functions of the Company.

2011 Restructuring Charges

In 2011 the Company recorded $1,060 in net restructuring charges. During the fourth quarter of 2011 the Company recorded $1,312 related to severance benefits estimated for the termination of certain employees who performed primarily sales, engineering and management functions. During the fourth quarter of 2011 the Company determined that severance benefits and other payables related to previously recorded charges would be less than initially estimated and reduced the liabilities to reflect the current estimate of amounts to be paid. This revision was recorded as a $252 reduction in operating expenses in 2011.

2010 Impairment and Restructuring Charges

During the first quarter of 2010 the Company determined that its goodwill was impaired, and therefore recorded a $3,428 charge to write-off this balance. The goodwill impairment charge was recorded as a result of the impairment test conducted during the first quarter of 2010 following the Company's restructuring that resulted in one operating segment. This restructuring constituted a triggering event as described by paragraph 35-10 of ASC Subtopic 350-20 "Goodwill." The impairment test considered the Company's average share price over a reasonable period of time and current projections of the underlying discounted cash flows of the Company. Neither of these approaches supported the carrying value of the asset.

During the first quarter of 2010 the Company determined that the severance benefits related to previously recorded restructuring charges would be less than initially estimated and reduced the liability to reflect the current estimate of amounts to be paid. This revision was recorded as a $40 reduction in operating expenses for the three months ended December 25, 2009.

(Dollars in thousands, except per share amounts, and share data)

The changes in the restructuring amounts included in accrued compensation and other liabilities were as follows:

	Accrued Compensation	Other Liabilities
Balance as of September 25, 2009	$ 2,397	$ 336
Reclassification from vacation liability	208	—
Revisions to original estimate	(40)	—
Cash paid	(1,808)	—
Balance as of September 24, 2010	$ 757	$ 336
Charges from continuing operations	1,312	—
Revisions to original estimate	(175)	(77)
Cash paid	(177)	(75)
Balance as of September 30, 2011	$ 1,717	$ 184
Charges from continuing operations	979	—
Revisions to original estimate	(57)	—
Cash paid	(2,056)	(116)
Balance as of September 28, 2012	$ 583	$ 68

During fiscal years 2012, 2011, and 2010 the Company paid cash of $2,172, $252, and $1,808, respectively, related to severance, contractual liabilities and lease termination costs. The majority of the remaining amounts are expected to be paid in fiscal 2013.

NOTE 12 BORROWINGS

Credit Facility

The Company's credit agreement was amended on November 16, 2012 and allows for borrowing up to 80% of its eligible domestic accounts receivable with a maximum borrowing capacity of $12.0 million. As of September 28, 2012 the Company's borrowing capacity was $7.4 million, of which $1.1 million was committed through standby letters of credit related to the Company's capital lease obligations. The credit agreement, as amended, has an interest rate of LIBOR + 1.75%, expires on December 1, 2013, and is secured by substantially all of the assets of the Company. There were no amounts outstanding under the Company's credit agreement as of September 28, 2012 and September 30, 2011. The credit agreement contains certain financial covenants, with which the Company was in compliance as of September 28, 2012. While the Company believes it will be in compliance with all the covenants through the term of the agreement, as amended, failure to comply with all applicable covenants, or to obtain waivers in the event of any non-compliance, would result in an event of default and could result in the acceleration of any amounts outstanding on the agreement, which in turn could lead to the inability to pay debts and the loss of control of certain assets.

Capitalized Leases

During fiscal 2012, the Company entered into a capital lease for portions of the information technology software associated with the replacement of the Company's ERP system. Included in other assets as of September 28, 2012 is $1,085 of leased assets not yet placed into service.

(Dollars in thousands, except per share amounts, and share data)

Future minimum payments under capital lease obligations at September 28, 2012 are as follows:

2013	$ 494
2014	428
2015	140
2016	—
2017	—
Thereafter	—
Total minimum lease payments	1,062
Less amounts representing interest	68
Present value of net minimum lease payments	994
Less current portion	449
Long-term portion of obligations	$ 545

NOTE 13 SUBSEQUENT EVENTS

On November 30, 2012, the Company sold its EL assets and liabilities to Beneq OY for a base sale price of $6.5 million, of which $3.9 million was paid in cash at closing, with the remaining $2.6 million held as a promissory note. The transaction terms also provide for up to $3.5 million in additional cash consideration, which may be earned based upon the EL business achieving certain financial results in calendar years 2013 through 2015. As of the date of this filing, the gain or loss on the sale of the EL assets and liabilities has not been determined. The sale of these assets did not constitute the disposal of a component of the Company as defined by ASC Topic 205.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Report. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective. There were no significant changes in the Company's internal controls or in other factors during fiscal 2012 that could significantly affect the Company's internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a—15(f). Under the supervision and with the participation of the Company's management, including its CEO and CFO, the Company conducted an evaluation of the effectiveness of its internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in *Internal Control—Integrated Framework*, the Company's management concluded that its internal controls over financial reporting were effective as of September 28, 2012.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers, and Corporate Governance

Directors

The following table sets forth information regarding the members of the Company's Board of Directors as of January 25, 2013:

	Age	Director Since	Expiration of Current Term	Position Held with Planar
J. Michael Gullard	67	2006	2013	Director
Steven E. Wynne	60	1996	2013	Director
Carl W. Neun	69	2000	2014	Director
Gregory H. Turnbull	74	1986	2014	Chairman of the Board
Gerald K. Perkel	57	2005	2015	President, Chief Executive Officer and Director
David Sandberg	40	2012	2015	Director

Information concerning the principal occupation or employment during at least the past five years of the directors of the Company is set forth below.

J. Michael Gullard. Mr. Gullard was elected to the Board of Directors in November 2006. Mr. Gullard is the founder and a General Partner of Cornerstone Management, a family of technology focused venture capital funds. Mr. Gullard received a BA from Stanford University and an MBA from the Graduate School of Business at Stanford University. Mr. Gullard also serves on the Board of Directors of Dyntek, Inc., Alliance Semiconductor, Inc., Proxim Corp., and Selectica, Inc. Mr. Gullard previously served on the Board of Directors of JDA Software, Ditech Networks, California Micro Devices Corporation and Transmeta Corporation. Mr. Gullard brings to the Board broad and significant entrepreneurial experience as a long time venture capital investor in technology companies. Mr. Gullard also brings extensive experience as a board member of a number of private and public technology companies.

Steven E. Wynne. Mr. Wynne has served as a Director of the Company since 1996. Mr. Wynne is currently Executive Vice President of Health Services Group, a health insurance company. He was previously Executive Vice President/Chief Marketing Officer of JELD-WEN, a building products company, from January 2011 through June 2012. Mr. Wynne served as Senior Vice President of The ODS Companies, a health insurance company, from January through December 2010. Mr. Wynne served as President and Chief Executive Officer of Sport Brands International, Ltd. ("SBI") from March 2004 to March 2007, when the Company was sold. SBI owned a number of companies that created, developed, produced and distributed sports apparel and footwear under the Fila, Cloudveil and Motionwear brands. From April 2001 to April 2002 and from April 2003 to February 2004, Mr. Wynne was a partner in the law firm of Ater Wynne LLP, Portland, Oregon, the Company's outside legal counsel. Mr. Wynne served as Acting Senior Vice President and General Counsel of FLIR Systems, Inc. from April 2002 to April 2003. Mr. Wynne served as Chairman and Chief Executive Officer of eteamz.com, an online community serving amateur athletics, from June 2000 until its sale to Active.com in December 2000. He served as President and Chief Executive Officer of adidas America from 1995 to 1999. Prior to that time, he was a partner in Ater Wynne LLP. Mr. Wynne received a bachelor's degree from Willamette University and a J.D. from Willamette University. Mr. Wynne also serves on the Board of Directors of FLIR Systems, Inc. Mr. Wynne brings to the Board of Directors his long and broad experience as outside legal counsel to public and private technology companies, including the Company. Mr. Wynne also brings experience as the CEO of several marketing and brand-driven companies as well as management and operational experience in other public and private companies.

Carl W. Neun. Mr. Neun became a Director of the Company in December 2000. From March 1993 to January 2000, Mr. Neun was Senior Vice President and Chief Financial Officer of Tektronix, Inc., a test and measurement company. From September 1987 through March 1993 he was Senior Vice President and Chief Financial Officer of Conner Peripherals, Inc., a disk drive company. Mr. Neun is Chairman of the Board of Powerwave Technologies, Inc. He is past Chairman of the Board of Oregon Steel Mills, Inc. and a past member of the Board of Directors of Radisys Corporation. Mr. Neun has a bachelor's degree from Hamilton College and an MBA from the Wharton School at the University of Pennsylvania. Mr. Neun brings to the Board of Directors extensive financial and operational experience as a public company financial executive, as well as significant experience as a member of the board of directors of a number of other public companies. Based on his strong background and experience in finance and accounting matters for public companies, Mr. Neun qualifies as the Company's "audit committee financial expert."

Gregory H. Turnbull. Mr. Turnbull has served as a Director of the Company since 1986. He was elected as Chairman of the Board in September 2005. Mr. Turnbull was a director of A.P. Pharma, Inc., a specialty pharmaceutical company, from1986 to 2012, serving as President and Chief Executive Officer of that company from October 2006 to July 2008, and as its Chief Financial Officer from January 2008 to February 2009. Previously, Mr. Turnbull was self-employed as a private investor and a consultant. Mr. Turnbull was a partner of Cable & Howse Ventures from 1983 to 1991 and served as an investment banker with Morgan Stanley & Co. and White, Weld & Co. prior to 1983. Mr. Turnbull received a BS in chemical engineering from Oregon State University and an MBA from Stanford University. Mr. Turnbull brings to the Board of Directors substantial experience as an investor, board member and executive of public and private technology companies. Mr. Turnbull's longstanding service as a member of the Company's Board of Directors for 26 years also provides a unique perspective on the Board as to the growth and development of the Company and its businesses.

Gerald K. Perkel. Mr. Perkel has served as President and Chief Executive Officer of the Company since September 2005. At that time, Mr. Perkel was also elected to the Board of Directors. Mr. Perkel served as President and Chief Executive Officer of Merant PLC, a provider of ECM (enterprise change management) software, from 2001 to 2004, when the company was acquired by Serena Software. Mr. Perkel served as president of the Office Printing Business at Xerox from 2000 to 2001. Prior to that, Mr. Perkel was President of the Color Printing and Imaging Business at Tektronix, Inc. from 1995 to 2000. Mr. Perkel brings the experience of a long career in operational and leadership roles in public technology companies and offers the Board of Directors additional insight regarding the Company's markets, technologies, business operations and management, and employee skills and abilities.

David Sandberg. Mr. Sandberg is the managing member, founder, and portfolio manager of Red Oak Partners, LLC, a New York-based hedge fund founded in March 2003, and the portfolio manager of the Red Oak Fund, LP and the Pinnacle Fund LLP. Previously, Mr. Sandberg co-managed JH Whitney & Co's $300 million Green River Fund from 1998-2002. He received a BA in Economics and BS in Industrial Management from Carnegie Mellon University. Mr. Sandberg presently serves as Chairman of the Boards of SMTC Corporation and Asure Software, Inc. and as a director of RF Industries, Ltd., all of which are public companies. Mr. Sandberg brings to the Board of Directors experience as a Chair of Audit, Compensation and Governance committees of public company boards. On January 27, 2012, the Company entered into an agreement (the "Red Oak Agreement") with Red Oak Partners, LLC and certain of its affiliates ("Red Oak"), including David Sandberg, pursuant to which the Company agreed, among other things, to nominate Mr. Sandberg for election to the Board of Directors at the Company's 2012 Annual Meeting, and Red Oak and each of the Company's directors and executive officers agreed to vote their shares in favor of the election of the Board's nominees and each of the other matters being acted upon at the 2012 Annual Meeting.

Executive Officers

The following table sets forth certain information with respect to the executive officers of the Company as of January 25, 2013.

Name	Age	Position
Gerald K. Perkel	57	President and Chief Executive Officer
Ryan W. Gray	39	Vice President-Finance and Chief Financial Officer
Stephen M. Going	49	Senior Vice President, General Counsel and Secretary

Information concerning the principal occupation of Mr. Perkel is set forth under "Directors" above. Information concerning the principal occupation during at least the last five years of the executive officers of the Company who are not also directors of the Company is set forth below.

Ryan W. Gray. Mr. Gray has served as the Company's Vice President-Finance and Chief Financial Officer since January 1, 2013. Mr. Gray joined the Company in 2005 and has held various positions inside the Company including Director of Finance for worldwide operations, Corporate Treasurer, Vice President and Corporate Controller, and Vice President of Finance. Prior to joining Planar, Mr. Gray has held significant financial planning and analysis, business partnering and treasury positions at Sequent Computer Systems, Radisys, Merant plc and Tektronix. He has a BS in Finance from the University of Portland.

Stephen M. Going. Mr. Going joined Planar as Vice President, General Counsel and Secretary in March 2007, and was appointed Senior Vice President in October 2011. From September 2005 to March 2007, Mr. Going served as Vice President, General Counsel and Secretary of Merix Corporation. Mr. Going served as Vice President, General Counsel and Secretary of Merant PLC from March 2002 to June 2004. From August 2000 to March 2002, Mr. Going was a partner in the Portland, Oregon office of Perkins Coie LLP, a large international law firm. Mr. Going has also been a Partner in the Portland, Oregon law firm Ater Wynne LLP, the Company's outside legal counsel. Mr. Going holds a BS in Business Administration with a concentration in Finance from Oregon State University and a Juris Doctorate from the UCLA School of Law.

Audit Committee

The Board of Directors has appointed a standing Audit Committee which, during the fiscal year ended September 28, 2012, conducted eight meetings. The Audit Committee is responsible for, among other things, overseeing the Company's accounting and financial reporting processes and the audits of the Company's financial statements, monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance, and reviewing the independence and performance of the Company's independent auditors. The members of the Audit Committee during fiscal year 2012 were Mr. Neun, Mr. Gullard and Mr. Wynne. The Board of Directors has determined that Mr. Neun is an "audit committee financial expert," as such term is defined pursuant to rules promulgated by the Securities and Exchange Commission (the "SEC"). Messrs. Neun, Gullard and Wynne are each independent directors as defined by applicable SEC and Nasdaq Stock Market rules. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available in the "Investors" section of the Company's website at: *http://www.planar.com/CCBN/governance.cfm.*

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons also are required to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such reports received by it with respect to fiscal year 2012 or written representations from certain reporting persons, the Company believes that all filing requirements applicable to its directors, officers and persons who own more than 10% of a registered class of the Company's equity securities have been complied with for fiscal year 2012.

Code of Ethics

The Company has adopted the Planar Employees' Code of Conduct that applies to all of the Company's directors, officers and employees. A copy of the Code of Conduct is incorporated by reference as an Exhibit to this Report. The Planar Employees' Code of Conduct is publicly available on the Company's website under the Investors section (at http://www.planar.com/CCBN/governance.cfm). None of the material on the Company's website is part of this Report. If there is any waiver from any provision of the Planar Employees' Code of Conduct to the Company's executive officers or directors, the Company will disclose the nature of such waiver on its website or in a report on Form 8-K.

Item 11. Executive Compensation

The Compensation Committee of the Company's Board of Directors (the "Committee"), comprised of three independent directors, determined all aspects of the Fiscal 2012 compensation arrangements for Gerald K. Perkel, the Company's President and Chief Executive Officer, Stephen M. Going, the Company's Senior Vice President and General Counsel, and Scott Hildebrandt, the Company's Chief Financial Officer during fiscal 2012 (the foregoing executives are collectively referred to as "Named Executive Officers" or "NEOs"). In order to provide some additional background and context for the discussion of Fiscal 2012 executive compensation that follows, the summary set forth below highlights the Company's executive compensation arrangements.

Objectives With Respect to Executive Compensation

The key objectives considered by the Committee when making determinations with respect to the Company's compensation plans and programs for the Company's Named Executive Officers are to:

- **Align Incentives with the Business Strategy.** The Committee endeavors to ensure that the Company's compensation plans and programs drive behaviors that are consistent with execution of the Company's business strategy.
- **Attract and Retain Talent**. The Committee desires to ensure that the Company's executive compensation plans and programs attract and motivate highly qualified and high performing executive officers and cause such persons to desire to continue providing their talent to the Company.
- **Create a Pay-for-Performance Environment.** Align the extent of executive earnings with the extent of demonstrated success achieving established goals and objectives.
- **Encourage Focus on Longer-Term Company-Wide Success.** The Committee desires to continue its use of equity compensation tools to encourage the executives to maintain focus on fundamental improvement in the Company's business operations enabling longer-term Company-wide growth that results in enhanced shareholder value.

Elements of Executive Compensation

In setting executive compensation for Named Executive Officers, the Committee considers the Company's desired market positioning with respect to each element separately as well as the value of the executive compensation program as a total package. The Committee strives to balance all of the compensation elements to arrive at what it believes is an appropriate and competitive compensation package that creates the desired incentives. For Fiscal 2012 the Company's executive compensation program consisted of five elements of compensation intended to reward and motivate executives in a manner consistent with the objectives stated above:

- Base Salary;
- Annual variable incentive cash compensation under the Company's Fiscal 2012 Annual Performance Incentive Plan (or "APIP");

- Multi-year equity incentive compensation in the form of restricted stock awards that vest based on achievement of performance measures under the Company's Fiscal 2010, 2011, and 2012 Long-Term Incentive Plans ("LTIPs");
- Standard fringe benefits available to all other employees; and
- Executive Perquisites

Base Salary. Base salary provides each NEO with a base level of income, and is paid on a bi-weekly schedule. The Committee's base salary decisions for an individual named executive officer take into account many factors, including the executive's experience, the executive's performance in the most recent fiscal year, the executive's current role and responsibilities with the Company, careful reference to relevant market data derived from publicly available sources, including third party surveys and reports or, when engaged, an independent compensation consultant and the Committee's view of the executive's future potential to drive value creation with the Company.

Variable Cash Incentive Compensation: Fiscal 2012 Annual Performance Incentive Plan ("APIP"). In Fiscal 2012 the Company provided the Named Executive Officers with the opportunity to earn annual incentive cash awards under an annual performance incentive plan called the Annual Performance Incentive Plan (the "APIP"). The APIP is intended to provide an incentive for members of senior management, including the Named Executive Officers, to drive achievement of the Company's shorter-term objectives which are typically derived from the annual operating financial plan approved by the Board of Directors. The target amount of the annual performance cash award is established each year as a percentage of base salary based on evaluation of numerous factors including those used to establish base salary. Awards are made only to the extent the Company meets or exceeds performance objectives or metrics established by the Committee for the applicable plan period.

Multi-Year Equity Incentive Compensation: Fiscal 2012 Long-Term Incentive Plan ("LTIP"). The Company has, over its history, used several forms of equity compensation including stock options, tenure-based restricted stock grants and performance-based restricted stock grants. However, in recent years the Committee has elected to use performance-based restricted stock grants when granting long-term incentive equity to its NEO's. In Fiscal 2012, the NEO's were awarded performance-based restricted stock units that vest based on the progress toward achievement, measured at the end of each fiscal quarter during the three-year period from the beginning of Fiscal 2012 through Fiscal 2014, of the aggregate amounts of total revenue, digital signage revenue and non-GAAP operating income before taxes (a measure of Company profitability) from the first three years of the Fiscal 2012 Strategic Operating Plan.

The following table shows the number of shares of restricted stock granted to Named Executive Officers that may be earned over the Fiscal 2012—Fiscal 2014 period under the Fiscal 2012 LTIP:

Executive Officer	Targeted Shares
Gerald K. Perkel	320,000
E. Scott Hildebrandt	140,000
Stephen M. Going	90,000

Standard Employee Benefits. The Committee also establishes benefit programs based on assessment of competitive market factors, affordability to the Company and a determination of what is required to attract and retain talented personnel. Primary fringe benefits available to all employees, including executive officers, include general health, dental and vision plans, 401(k) savings plan and various insurance plans, including disability and life insurance. The named executive officers are eligible to participate in these plans on the same terms and conditions as all other eligible employees, including payment of a portion of the cost of such benefits.

Executive Perquisites. We provide to our President and Chief Executive Officer perquisites that are not provided to other employees. These perquisites resulted from the negotiation of the terms of Mr. Perkel's employment prior to the commencement of his employment with the Company and constitute a very small percentage of his total compensation. The Committee conducts an annual review of these non-standard perquisites. For more information regarding these non-standard perquisites, see footnote 4 to the Fiscal 2012 Summary Compensation Table.

Executive Compensation Methodology and Processes

Independent Review and Approval. The Committee makes all determinations with respect to the compensation of Named Executive Officers. For Fiscal 2012, the members of the Committee were J. Michael Gullard, who served as Chairperson, Gregory H. Turnbull and David Sandberg, each of whom is an independent director who is not an employee of, or has any material business relationship with, the Company or its subsidiaries. The Committee evaluates the performance of the Company's Chief Executive Officer ("CEO") in relation to established goals and objectives. The Company's CEO plays a role in establishing the compensation of the other NEO's. The CEO presents an annual performance evaluation with respect to the other NEO's and presents recommendations to the Committee regarding compensation for the other NEO's. As noted above, the Committee has the ultimate authority to establish the compensation of all NEO's. The Committee exercises its independent judgment when approving executive compensation and does not delegate any substantive responsibilities relating to approval of the compensation of the NEO's. As such, the Committee has complete discretion to accept, reject, or modify any compensation recommendations made by the CEO with respect to other NEO's.

Summary Compensation Table

The following table sets forth information regarding compensation for the Company's President and Chief Executive Officer and each of the other two highest paid executive officers (together, the "named executive officers") for fiscal years 2011 and 2012. All numbers are rounded to the nearest dollar.

Name	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Gerald Perkel,	2012	$455,021	$447,205	$ 49,620	$27,669	$ 979,515
President and Chief Executive Officer[4]	2011	480,353	590,565	697,980	27,459	1,796,357
E. Scott Hildebrandt,	2012	299,122	193,913	22,142	9,800	524,977
Senior Vice President and Chief Financial Officer[5]	2011	320,334	286,089	316,081	9,800	932,304
Stephen M. Going,	2012	241,796	132,047	12,669	9,800	396,312
Senior Vice President, General Counsel and Secretary	2011	254,816	180,010	178,208	9,800	622,834

(1) Represents the aggregate grant date fair value recognized under FASB Accounting Standards Codification Topic 718, "Compensation-Stock Compensation" ("ASC Topic 718") in the applicable fiscal year with respect to performance based restricted stock awards and tenure-based restricted stock awards granted in fiscal years 2012, 2011 and prior years. The valuation assumptions for our restricted stock grants are described in Note 9—Shareholders' Equity in the Notes to the Consolidated Financial Statements in this report.

(2) Unless otherwise noted, all amounts listed under the Non-Equity Incentive Plan Compensation consist of amounts paid under our fiscal 2012 and 2011 Annual Performance Incentive Plans (or "APIP").

(3) Except as otherwise described in the footnotes below, the amounts set forth under All Other Compensation represent matching amounts contributed on behalf of the named executive officer to the Company sponsored 401(k) employee savings plan covering all the Company's U.S. employees.
(4) The amount set forth for Mr. Perkel under All Other Compensation for fiscal 2012 includes $9,800 of 401(k) matching contributions, $15,850 for financial planning and tax services and $2,019 for supplemental life insurance premiums.
(5) Mr. Hildebrandt's service as the Company's Senior Vice President and Chief Financial Officer terminated effective as of January 1, 2013.

Outstanding Equity Awards At Fiscal Year End

The following table provides information regarding the number and estimated value of outstanding stock options and unvested stock awards held by each of the named executive officers at September 28, 2012.

		Option Awards				Stock Awards	
	Grant Date	Number of Securities underlying Unexercised Options: Exercisable	Number of Securities underlying Unexercised Options: Unexercisable	Option exercise price	Option expiration date	Equity Incentive Plan Awards: Number of unearned shares or units unvested[3]	Equity Incentive Plan Awards: Value of unearned shares or units unvested
Gerald K. Perkel	9/26/05	240,000[1]		$7.85	9/26/15		
	10/9/07					65,513	$ 85,743
	9/27/10					106,667	144,000
	10/1/11					268,402	362,343
E. Scott Hildebrandt	11/22/05	120,000[1]		9.44	11/22/15		
	4/11/07					5,084	6,863
	9/27/10					80,000	108,000
	10/1/11					117,426	158,525
Stephen M. Going	3/5/07	70,000[2]		8.63	3/5/2014		
	10/9/07					1,193	1,611
	9/27/10					46,667	63,000
	9/30/11					27,988	37,784
	10/1/11					47,500	64,125

(1) Options vested over 4 years, 25% on first anniversary, and 6.25% on the last day of the fiscal quarter thereafter. Options have a 10 year term.
(2) Options vested over 3 years, 33% on the first anniversary and 8.375% on the last day of the fiscal quarter thereafter. Options have a 7-year term.
(3) Shares vest based on the achievement of certain performance metrics for a term through the first quarter of fiscal 2016.

Employment Agreements

The Company and Gerald Perkel have entered into an Executive Employment Agreement dated and effective as of September 26, 2005, that was amended and restated effective December 31, 2008 ("Employment Agreement"). The Employment Agreement had an initial term ending September 26, 2008, and provides that on each anniversary thereafter, the term of the Employment Agreement will be automatically extended by one additional year, unless either party gives 90 days prior written notice that the term of the Employment Agreement will not be so extended. If a "Change in Control" (as defined in the Employment Agreement) occurs during the term of the Employment Agreement, the Employment Agreement will continue in effect until two years after the Change in Control.

Pursuant to the Employment Agreement, in fiscal 2012 Mr. Perkel is paid a base salary of $481,750 per year and has an annual cash bonus target of 125% of his base salary. Mr. Perkel is entitled to receive such insurance and employment benefits as are available to other executive officers of the Company, plus certain additional life insurance benefits.

If Mr. Perkel's employment is terminated by the Company for "Cause" (as defined in the Employment Agreement) or if Mr. Perkel terminates his employment with the Company without "Good Reason" (as defined in the Employment Agreement), Mr. Perkel would be paid the amount of his base salary and annual bonus earned and payable through the effective date of such termination, together with any other compensation or benefits that have been earned but not yet paid to him.

If the Company terminates Mr. Perkel's employment other than for Cause or if Mr. Perkel terminates employment for Good Reason, or if the Company notifies Mr. Perkel that the term of his Employment Agreement will not be extended and not in connection with a change in control, he will be entitled to receive the following:

- For a period of twenty-four (24) months following the effective date of his termination, the Company shall continue to pay Mr. Perkel his then current base salary, payable according to the Company's normal payroll practices;
- If Mr. Perkel elects to continue his group health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), the Company will reimburse Mr. Perkel for the premiums paid by him for his COBRA continuation coverage for a period of up to eighteen (18) months following the effective date of termination;
- Subject to the Company's ability to obtain such coverage under its group health plans and Mr. Perkel's eligibility under the Company's group health plans and following exhaustion of any applicable COBRA continuation periods, Mr. Perkel may continue his group health plans (medical, dental and vision) coverage for himself only, at his expense from the date he would otherwise lose coverage until he reached age 65;
- The Company will pay the premiums to continue basic life, supplemental life and disability insurance coverage maintained by Mr. Perkel through the Company (or, if the terms of such plans do not permit coverage of former employee, the Company will pay the premiums for insurance providing substantially the same coverage) for a period of eighteen (18) months following the effective date of termination; and
- Full vesting of Mr. Perkel's then-outstanding equity awards that would, by their terms, vest within twelve months of the effective date of termination, including one-third of all unvested or unearned restricted stock performance share grants (Long Term Incentive Plan equity grants).

If the Company terminates Mr. Perkel's employment other than for Cause or if Mr. Perkel terminates employment for Good Reason, or if the Company notifies Mr. Perkel that the term of his Employment Agreement will not be extended within twenty-four (24) months after a change in control of the Company, or if Mr. Perkel is terminated and a Change in Control occurs within ninety (90) days following his termination, Mr. Perkel will be entitled to receive the following:

- A single payment equal to the higher of two times his annual base salary in effect just prior to the notice of termination or his base salary in effect immediately prior to the Change in Control, plus two times the higher of his target incentive for the year in which the notice of termination is given or his target incentive for the year in which the Change in Control occurs;
- If Mr. Perkel elects to continue his group health benefits under COBRA, the Company will reimburse Mr. Perkel for the premiums paid by him for his COBRA continuation coverage (for himself and his dependents, if applicable) for a period of up to eighteen (18) months following the effective date of termination;

- Subject to the Company's ability to obtain such coverage under its group health plans and Mr. Perkel's eligibility under the Company's group health plans and following exhaustion of any applicable COBRA continuation periods, Mr. Perkel may continue his group health plans (medical, dental and vision) coverage for himself only, at his expense from the date he would otherwise lose coverage until he reached age 65;
- The Company will pay the premiums to continue basic life, supplemental life and disability insurance coverage maintained by Mr. Perkel through the Company (or, if the terms of such plans do not permit coverage of former employee, the Company will pay the premiums for insurance providing substantially the same coverage) for a period of twenty four (24) months following the effective date of termination; and
- Full vesting of Mr. Perkel's then-outstanding equity awards including all unvested or unearned restricted stock performance share grants (Long Term Incentive Plan equity grants).

In the event that Mr. Perkel's employment is terminated as a result of his death or disability, the Company will (i) pay Mr. Perkel or his estate all compensation and benefits that have been earned but not yet paid, plus an amount equal to 18 months base salary; (ii) provide Mr. Perkel and/or Mr. Perkel's family with basic life, supplemental life, accident, medical and dental insurance benefits for a period of 18 months after termination; and (iii) accelerate the vesting of all outstanding stock options and stock grants (except certain stock grants with performance-based vesting) that would, by their terms, vest within 18 months after the date of termination of employment.

Other Agreements

E. Scott Hildebrandt. On August 16, 2012, the Company entered into a Transition Agreement (the "Transition Agreement") with Scott Hildebrandt. Pursuant to the terms of the Transition Agreement, Mr. Hildebrandt resigned his position as the Company's Senior Vice President and Chief Financial Officer effective as of January 1, 2013. Effective as of January 1, 2013, Mr. Hildebrandt assumed the position of Assistant to the President of the Company, and will serve in that position as an employee of the Company from January 1, 2013 through September 26, 2014, or Mr. Hildebrandt's earlier resignation, termination or death (the "Transition Period").

The Company and Mr. Hildebrandt are parties to an Executive Severance Agreement dated and effective as of June 25, 2007 (the "Severance Agreement"). The Transition Agreement amended certain of the provisions of the Severance Agreement effective as of January 1, 2013. Pursuant to the terms of the Severance Agreement, as amended, in the event that Mr. Hildebrandt's employment is terminated without "cause" during the Transition Period, the Company will be obligated to: (i) make a cash payment to Mr. Hildebrandt in an amount equal to the amount, if any, by which $51,371 exceeds the amount paid to Mr. Hildebrandt as base salary during the Transition Period; (ii) make a cash payment to Mr. Hildebrandt in an amount equal to $1,153 times the number of calendar months (or portions thereof) remaining in the Transition Period commencing with the month following the month in which Mr. Hildebrandt's employment is terminated; (iii) deliver to Mr. Hildebrandt a number of shares of common stock of the Company equal to the amount, if any, by which 80,000 exceeds the number of performance-based restricted stock units that were vested and delivered to Mr. Hildebrandt during the Transition Period; and (iv) if Mr. Hildebrandt elects to continue his company-provided group health benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), the Company will pay the premiums for Mr. Hildebrandt's COBRA continuation coverage for a period of 18 months. If Mr. Hildebrandt remains employed by the Company until his retirement at September 26, 2014 and Mr. Hildebrandt elects to continue his company-provided group health benefits under COBRA, the Company will pay the premiums for Mr. Hildebrandt's COBRA continuation coverage for a period of 18 months.

Stephen M. Going. The Company has entered into an Amended and Restated Executive Severance Agreement (the "Agreement") with Stephen M. Going. The Agreement is for a term ending on October 1, 2008, provided that on that date and each anniversary thereafter, the term of the Agreement will be automatically extended by one additional year unless either party gives 90 days prior written notice that the term of an Agreement will not be so extended. If a "Change in Control" (as defined in the Agreement) occurs during the term of Agreement, the Agreement will continue in effect until two years after the Change in Control.

Under the Agreement between the Company and Mr. Going, if the Company terminates his employment other than for cause or if the Company notifies Mr. Going that the term of his Agreement will not be extended and not in connection with a change in control, he will be entitled to receive the following:

- For a period of twelve (12) months following the effective date of his termination, the Company shall continue to Mr. Going his then current base salary, payable according to the Company's normal payroll practices;
- If Mr. Going elects to continue his group health benefits under COBRA, the Company will reimburse Mr. Going for the premiums paid by him for his COBRA continuation coverage for a period of up to twelve (12) months following the effective date of termination;
- The Company will make available to Mr. Going for a period of twelve (12) months after termination outplacement services in an outplacement program and with a provider selected by the Company.

If Mr. Going's employment is terminated without cause or if Mr. Going terminates employment for Good Reason, or if the Company notifies Mr. Going that the term of his Agreement will not be extended within twenty-four (24) months after a change in control of the Company, or if Mr. Going is terminated and a Change in Control occurs within ninety (90) days following his termination:, Mr. Going will be entitled to receive the following:

- Each month for a period of twelve (12) months following the effective date of Mr. Going's termination the Company will continue to pay his base salary in affect at the time of termination, plus one-twelfth of 100% of the targeted annual incentive for the year in which notice of termination is delivered, payable according to the Company's normal payroll practices;
- If Mr. Going elects to continue his group health benefits under COBRA, the Company will reimburse Mr. Going for the premiums paid by him for his COBRA continuation coverage (for himself and his dependents, if applicable) for a period of up to twelve (12) months following the effective date of termination;
- The Company will make available to Mr. Going for a period of twelve (12) months after termination outplacement services in an outplacement program and with a provider selected by the Company; and
- All outstanding options to purchase stock of the Company (or any successor) held by Mr. Going that are subject to time-based vesting and all grants of restricted Company stock held by Mr. Going that are subject to time-based vesting shall become fully vested as of the effective date of his termination. Upon a change of control all performance based restricted shares are converted to time-based restricted stock and would become fully vested as of the date of termination.

Limitations on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of compensation paid by a public Company to its Chief Executive Officer and certain other highly compensated executive officers to $1.0 million in the year the compensation becomes taxable to the executive. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

The Company believes that it is important to preserve flexibility in administering compensation programs in a manner designed to attract, retain and reward high-performing executives or promote varying corporate goals. Accordingly, the Company has not adopted a policy that all compensation must qualify as deductible under

Section 162(m). Amounts paid under any of the Company's compensation programs, including base salaries, annual performance incentive plan and restricted stock that vest over time may not qualify under the IRS rules as compensation excluded from the limitation on deductibility.

Director Compensation

The Chairman of the Board receives an annual retainer of $60,000. Nonemployee directors of the Company, other than the Chairman, receive a $35,000 annual retainer. Audit Committee members receive an annual retainer of $12,000 and the Chair of the Audit Committee receives an additional annual retainer of $7,000. Compensation Committee members receive a $9,000 annual retainer, and the Chair of the Compensation Committee receives an additional annual retainer of $5,000. Governance Committee members receive an annual retainer of $5,000 and the Chair of the Governance Committee receives an additional annual retainer of $2,500. During the second quarter of 2012, the nonemployee directors of the Company agreed to a temporary reduction of 20% of the amounts of the annual Board and Committee retainers. In fiscal year 2012, each nonemployee director also received 18,000 shares of restricted stock that vest on the earlier of one year after the date of grant or the date of the Company's next annual meeting of shareholders. The closing price of the Company's shares on the date of grant was $1.66 per share. Under certain circumstances, the nonemployee directors of the Company are reimbursed for out-of-pocket and travel expenses incurred in attending Board meetings.

The table below summarizes the compensation paid to our nonemployee directors for the fiscal year ended September 28, 2012:

Director Name	Fees earned or paid in cash ($)	Restricted Stock awards ($)[1][2]	Stock Option awards ($)[3]	Total ($)
J. Michael Gullard	$52,400	$33,664	$ —	$ 86,064
Carl W. Neun	48,600	33,664	—	82,264
David Sandberg	12,277	11,742	—	24,019
Gregory H. Turnbull	66,600	33,664	—	100,264
Steven E. Wynne	49,050	33,664	—	82,714

(1) Represents the amount of compensation expense recognized under ASC Topic 718 in fiscal year 2012 with respect to shares of time-based restricted stock awarded in fiscal years 2012 and 2011.

(2) The aggregate number of shares of unvested restricted stock outstanding as of September 28, 2012 for each nonemployee director was 18,000.

(3) The aggregate number of stock options outstanding at September 28, 2012 was as follows: Mr. Gullard—16,000; Mr. Neun—30,000; Mr. Sandberg—0; Mr. Turnbull—51,338; Mr. Wynne—27,000.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Stock Owned By Management And Principal Shareholders

The following table sets forth certain information regarding the ownership of Common Stock as of December 31, 2012 with respect to: (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Company's nominees for election as director, (iv) each of the Company's named executive officers, and (v) all directors and executive officers as a group.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned[1]	Percent of Common Stock Outstanding
Royce & Associates, LLC[2] 745 Fifth Avenue New York, NY 10151	2,025,336	9.7%
Dimensional Fund Advisors LP[3] 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,502,750	7.2
Renaissance Technologies Corp.[4] 800 Third Avenue New York, NY 10022	1,091,200	5.2
Central Square Management LLC[5] Kelly Cardwell 27475 Ferry Road Warrenville, IL 60555	1,059,626	5.1
Gerald K. Perkel	913,225	4.3
Stephen M. Going	179,450	*
E. Scott Hildebrandt	391,149	1.9
J. Michael Gullard	104,845	*
Carl W. Neun	106,147	*
David Sandberg[6]	802,424	3.8
Gregory H. Turnbull	182,412	*
Steven E. Wynne	97,147	*
Executive Officers and Directors as a group (8 persons)	2,776,799	12.9

* less than one percent

(1) Beneficial ownership is determined in accordance with rules of the SEC, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from December 31, 2012 and shares of restricted stock that vest within 60 days from December 31, 2012 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person, but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of (i) shares of restricted stock that will vest within 60 days of December 31, 2012; and (ii) shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of December 31, 2012 is as follows: Mr. Perkel—240,000; Mr. Gullard—34,000; Mr. Neun—48,000; Mr. Sandberg—18,000; Mr. Turnbull—69,338; Mr. Wynne—45,000; Mr. Hildebrandt—120,000; Mr. Going—70,000; and all directors and officers as a group—644,338.

(2) This information as to beneficial ownership is based on a Schedule 13G filed by Royce & Associates, LLC ("Royce") with the SEC on January 17, 2013. The Schedule 13G states that Royce is the beneficial owner of 2,025,336 shares of Common Stock, as to which it has sole voting power and sole dispositive power.

(3) This information as to beneficial ownership is based on a Schedule 13G filed by Dimensional Fund Advisors Inc. ("Dimensional") with the SEC on February 10, 2012. The Schedule 13G states that

Dimensional is the beneficial owner of an aggregate of 1,502,750 shares of Common Stock, including 1,468,138 shares as to which it has sole voting power and 1,502,750 shares as to which it has sole dispositive power.

(4) This information as to beneficial ownership is based on a Schedule 13G filed by Renaissance Technologies Corp. and James H. Simons ("Renaissance") with the SEC on February 13, 2012. The Schedule 13G states that Renaissance is the beneficial owner of an aggregate of 1,091,200 shares of Common Stock, as to which it has sole voting power and sole dispositive power.

(5) This information as to beneficial ownership is based on a Schedule 13G filed by Central Square Management LLC and Kelly Cardwell (the "Reporting Persons") with the SEC on February 14, 2012. The Schedule 13G states that the Reporting Persons are the beneficial owner of an aggregate of 1,059,626 shares of Common Stock, as to which they have shared voting and dispositive power.

(6) Includes 460,559 shares of Common Stock held by The Red Oak Fund, LP ("Red Oak Fund") and 323,865 shares of Common Stock held by Pinnacle Fund LLLP ("Pinnacle"). Both Red Oak Fund and Pinnacle are affiliates of Red Oak Partners, LLC. David Sandberg is the managing member of Red Oak Partners, LLC and has sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Red Oak Fund and Pinnacle and the power to vote or direct the vote of all such shares.

Equity Compensation Plan Information

The following table provides information with respect to the shares of Common Stock that may be issued under the Company's existing equity compensation plans as of September 28, 2012. The table does not include information with respect to shares subject to outstanding options granted under equity compensation plans assumed by the Company in connection with mergers and acquisitions of the companies which originally granted those options. Footnote 3 to the table sets forth the total number of shares of Common Stock issuable upon the exercise of those assumed options as of September 28, 2012, and the weighted average exercise price of those options.

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders[1]	243,838	$ 11.99	3,073,714
Equity Compensation Plans Not Approved by Shareholders[2]	641,649	9.02	—
Total[3]	885,487	$ 9.83	3,073,714

(1) Consists of the Company's Amended and Restated 1993 Stock Option Plan for Nonemployee Directors, 1996 Stock Incentive Plan, 2004 Employee Stock Purchase Plan and 2009 Incentive Plan.

(2) Consists of the Company's 1999 Nonqualified Stock Option Plan, the Company's 2007 New Hire Incentive Plan and nonqualified stock options granted under individual inducement plans to Gerald K. Perkel in fiscal 2005, E. Scott Hildebrandt in fiscal 2006, and Stephen M. Going in fiscal 2007. All of these stock options have an exercise price equal to the fair market value of the Common Stock on the date the option was granted. All other options granted before fiscal year 2007 have a ten-year term and vested over a four-year period, with 25% vesting on the first anniversary of the date of grant and 6.25% vesting quarterly thereafter. Options granted after fiscal year 2007 have a seven-year term and vested over a three-year period, with one-third vesting on each of the first three anniversaries of the date of grant.

(3) The table does not include information for equity compensation plans assumed by the Company in connection with acquisitions of the companies which originally established those plans. As of September 28,

2012, a total of 65,980 shares of Common Stock were issuable upon exercise of outstanding options under those assumed plans. The weighted average exercise price of those outstanding options is $7.12 per share. No additional options may be granted under those plans.

The 1999 Nonqualified Stock Option Plan. The 1999 Nonqualified Stock Option Plan (the "Nonqualified Plan") was not approved by shareholders. No shares are available for future option grants under the Nonqualified Plan. Options were available for grant under the Nonqualified Plan to employees of the Company who were neither officers nor Directors at the time of grant. The Board of Directors authorized 1,565,000 shares of Common Stock for issuance under the Nonqualified Plan. All options were granted with an exercise price per share equal to the fair market value per share of Common Stock on the grant date. Each option is subject to vesting in installments over the optionee's period of service with the Company. All options are non-statutory options under the federal tax law. As of September 28, 2012, options covering 197,649 shares of Common Stock were outstanding under the Nonqualified Plan and options covering zero shares had been exercised. As noted above, as of September 28, 2012, zero shares remained available for future option grants.

2007 New Hire Incentive Plan. The 2007 New Hire Incentive Plan (the "New Hire Incentive Plan") was not approved by shareholders. No shares are available for future grants under the New Hire Incentive Plan. Options were available for grant under the New Hire Incentive Plan only as an inducement to employment to persons not previously employed by the Company (including employees hired in connection with a merger or acquisition) or rehired after a bona fide period of interruption of employment. The Board of Directors authorized 400,000 shares of Common Stock for issuance under the New Hire Incentive Plan. All options were granted with an exercise price per share equal to the fair market value per share of Common Stock on the grant date. Each option is subject to vesting in installments over the optionee's period of service with the Company. All options are non-statutory options under the federal tax law. As of September 28, 2012, options covering 14,000 shares of Common Stock were outstanding under the New Hire Incentive Plan and, as noted above, zero shares remained available for future option grants.

2009 Incentive Plan. On November 20, 2009, the Company's shareholders approved the Planar Systems, Inc. 2009 Incentive Plan (the "2009 Plan"). The 2009 Plan replaced the Company's Amended and Restated 1993 Stock Incentive Plan for Nonemployee Directors, Clarity Visual Systems, Inc. 1995 Stock Incentive Plan, Clarity Visual Systems, Inc. Non-Qualified Stock Option Plan, 1996 Stock Incentive Plan, 1999 Nonqualified Stock Option Plan, 2007 New Hire Incentive Plan, and any individual inducement award, which are collectively referred to here as the "Prior Plans." The 2009 Plan authorizes the issuance of 1,300,000 shares of our common stock. In addition, up to 2,963,375 shares subject to awards outstanding under the Prior Plans on the date the 2009 Plan was approved by the Company's shareholders may become available for issuance under the 2009 Plan to the extent that these shares cease to be subject to the awards (such as by expiration, cancellation or forfeiture of the awards). In the fourth quarter of 2012, shareholders approved an amendment to the 2009 Plan, authorizing the issuance of an additional 1,700,000 shares of common stock. The maximum number of shares that may be issued under the 2009 Plan is 5,963,375 shares, including shares that may become available from the Prior Plans. The Company issued a total of 831,500 shares of restricted stock to employees in 2012. In the Proxy Statement dated October 16, 2009 issued in connection with the approval of the 2009 Plan, the Company pledged (the "Burn Rate Pledge") to limit its average annual "burn rate" (shares issued to employees, directors, and consultants under its compensatory equity arrangements) to 6.3% of the Company's weighted average legally issued and outstanding shares. The 831,500 full value shares issued in fiscal 2012 represented 6.1% of the Company's 20,591,802 weighted average legally issued and outstanding shares for fiscal 2012 (with full value shares such as those issued by the Company during fiscal 2012 deemed to equal 1.5 shares per the terms of the Burn Rate Pledge).

Item 13. Certain Relationships and Related Transactions, and Director Independence

Since September 28 2012, there has not been any transaction or series of transactions to which the Company was or is to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of the Company's common stock, or members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation arrangements with the Company's executive officers and directors, all on terms described under "Executive Compensation" above. The Audit Committee is responsible for the review and approval of all related party transactions. Each member of the Company's Board of Directors is "independent" as defined by applicable Nasdaq Stock Market rules, except for Mr. Perkel.

Item 14. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed by KPMG LLP for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended September 28, 2012 and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for that fiscal year were $490,442. Fees billed by KPMG LLP for those services for the fiscal year ended September 30, 2011 were $500,180.

Tax Fees. The aggregate fees billed by KPMG LLP for professional services for tax compliance, tax advice, tax planning and fees relating to federal, state, local and international tax filings were $146,723 for the fiscal year ended September 28, 2012. The aggregate fees billed for tax compliance, tax advice and tax planning were $133,549 for the fiscal year ended September 30, 2011.

All Other Fees. KPMG LLP billed no additional fees for services other than as described above under "Audit Fees" and "Tax Fees" for the fiscal years ended September 28, 2012 and September 30, 2011.

All services to be provided by KPMG LLP are required to be approved by the Audit Committee, in advance. The audit and audit-related services are approved annually. These services include, but are not limited to, the annual financial statement audit, statutory audits of certain foreign subsidiaries and reviews of consolidated quarterly results as reported on Form 10-Q. With respect to services for other than audit and audit related services, at least annually, the independent auditor submits to the Audit Committee, for its approval, anticipated engagements for the ensuing year, at the time the Audit Committee reviews and approves the annual audit engagement. In conjunction with the Audit Committee's regularly scheduled meetings, the independent auditor presents to the Audit Committee for pre-approval any proposed engagements not previously reviewed and approved. In the event that an audit or non-audit service requires approval prior to the next regularly scheduled meeting of the Audit Committee, the auditor must contact the Chair of the Audit Committee to obtain such approval. The approval must be reported to the Audit Committee at its next regularly scheduled meeting.

Part IV

Item 15. Exhibits and Financial Statement, Schedules

(a)(1) Financial Statements

The financial statements of Planar Systems, Inc. as set forth under Item 8 are filed as part of this Report.

(a)(2) Financial Statement Schedules

Financial statement schedules have been omitted as the required information is inapplicable, not required, or is presented in the financial statements or the related notes thereto.

The independent registered public accounting firm report with respect to the above-listed financial statements appears on page 35 of this Report.

(a)(3) Exhibits

Exhibit Number	Title
2.1	Agreement and Plan of Merger and Reorganization by and among Planar Systems, Inc., Cornell Acquisition Corporation, Clarity Visual Systems, Inc. and certain other parties date as of July 18, 2006 (4)
2.2	Asset Purchase Agreement by and among Compton Acquisition, Inc., Runco International, Inc., and the stockholders of Runco International, Inc., dated as of May 23, 2007 (16)
3.1	Second Restated Articles of Incorporation of Planar Systems, Inc. (1)
3.2	Second Restated Bylaws of Planar Systems, Inc. (7)
3.3	Amendment to Second Restated Articles of Incorporation of Planar Systems, Inc. (2)
3.4	Second Amendment to Second Restated Articles of Incorporation of Planar Systems, Inc. (3)
3.5	Fourth Amendment to Second Restated Bylaws of Planar Systems, Inc. (18)
3.6	Fifth Amendment to Second Restated Bylaws of Planar Systems, Inc. (35)
4.1	Specimen stock certificate (1)
4.2	Rights Agreement dated as of February 3, 2006 between Planar Systems, Inc. and Mellon Investor Services, LLC. (3)
10.1	Lease agreement dated as of May 20, 1998 between Metra Corporation and Planar International, Ltd (English translation) (5)
10.2	1996 Stock Incentive Plan* (6)
10.3	Planar Systems, Inc. 1999 Nonqualified Stock Option Plan* (7)
10.4	Planar Systems, Inc. Deferred Compensation Plan* (7)
10.5	Lease agreement dated August 23, 2001 between Amberjack, Ltd. and Planar Systems, Inc. (8)
10.6	Addendum to lease agreement dated August 23, 2001 between Amberjack, Ltd. and Planar Systems, Inc. (8)
10.7	Planar Systems, Inc. 2004 Employee Stock Purchase Plan* (37)
10.8	Executive Employment Agreement by and between Planar Systems, Inc. and Gerald Perkel dated September 26, 2005* (10)
10.9	Letter Agreement between Scott Hildebrandt and Planar Systems, Inc. dated as of November 22, 2005* (11)

Exhibit Number	Title
10.10	Amended and Restated Planar Systems, Inc 1993 Stock Option Plan for Nonemployee Directors (12)
10.11	Clarity Visual Systems, Inc. 1995 Stock Incentive Plan* (13)
10.12	Clarity Visual Systems Inc. Non-Qualified Stock Option Plan* (13)
10.13	Lease Agreement dated as of December 27, 2006 between Techpointe Commons and Planar Systems, Inc. (14)
10.14	Terms of Employment between Planar Systems, Inc. and Stephen Going dated as of January 22, 2007* (15)
10.15	Form of Executive Severance Agreement dated and effective as of June 25, 2007 (Douglas Barnes, Mark Ceciliani, and Stephen Going)* (17)
10.16	Form of Executive Severance Agreement dated and effective as of June 25, 2007 (Scott Hildebrandt)* (17)
10.17	Planar Systems, Inc. 2007 New Hire Incentive Plan* (21)
10.18	Lease agreement dated as of September 20, 2007 between Equastone Amberglen, LLC and Planar Systems, Inc. (19)
10.19	Form of Indemnification Agreement for Officers and Directors (20)
10.20	Form for Performance Share Agreement between Planar Systems, Inc. and Gerald Perkel, Scott Hildebrandt, and Stephen Going* (22)
10.21	Form for Performance Share Amendment between Planar Systems, Inc. and Gerald Perkel, Scott Hildebrandt, and Stephen Going* (22)
10.22	Form for Performance Share Amendment and Form for Restricted Stock Agreement between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, and Stephen Going dated as of December 14, 2009* (23)
10.23	Form for Restricted Stock Notice between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, and Stephen Going dated as of November 20, 2009* (23)
10.24	Planar Systems, Inc. 2009 Incentive Plan* (23)
10.25	Amended and Restated Credit Agreement dated as of December 1, 2009 between Planar Systems, Inc. and Bank of America, N.A. (24)
10.26	Form of Restricted Stock Award Notice between Planar Systems, Inc. and J. Michael Gullard, Carl W. Neun, Gregory H. Turnbull, and Steven E. Wynne dated as of February 16, 2010* (25)
10.27	Planar Systems, Inc. 2004 Employee Stock Purchase Plan as amended February 16, 2010* (37)
10.28	Amendment to Amended and Restated Credit Agreement dated as of March 10, 2010 (25)
10.29	Second Amendment to Amended and Restated Credit Agreement by and between Planar Systems, Inc. and Bank of America, N.A., entered into effective as of November 18, 2010 (26)
10.30	Planar Amberglen 1195 Building Second Amendment to Lease by and between Planar Systems, Inc. and Amberglen Properties Limited Partnership, dated as of October 14, 2010 (27)
10.31	Planar Amberglen 1400 Building First Amendment to Lease by and between Planar Systems, Inc. and Amberglen Properties Limited Partnership, dated as of October 14, 2010 (27)
10.32	Form for Performance Share Amendment between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, and Stephen Going dated September 22, 2010* (27)
10.33	Form for Restricted Stock Notice and Form for Restricted Stock Agreement between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, and Stephen Going dated September 27, 2010* (27)

Exhibit Number	Title
10.34	Form for Restricted Stock Agreement between Planar Systems, Inc. and J. Michael Gullard, Carl W. Neun, Gregory H. Turnbull, and Steven E. Wynne dated as of February 17, 2011* (28)
10.35	First Amendment to Lease by and between Planar Systems, Inc. and St. Paul Fire and Marine Insurance Company, dated as of May 1, 2011 (29)
10.36	Form for Restricted Stock Award Notice between Planar Systems, Inc. and Stephen Going dated as of September 30, 2011* (30)
10.37	Lease amendment dated as of April 20, 2011 between VARMA and Planar Systems, Oy (English translation) (30)
10.38	Form for Restricted Stock Award Notice between Planar Systems, Inc. and Gerald Perkel, E. Scott Hildebrandt, and Stephen Going, dated October 1, 2011* (31)
10.39	Third Amendment to Amended and Restated Credit Agreement by and between Planar Systems, Inc. and Bank of America, N.A., entered into effective as of November 17, 2011 (32)
10.40	Agreement by and among Planar Systems, Inc. and Red Oak Partners, LLC, a New York limited liability company, and certain of its affiliates named in the Agreement, dated January 27, 2012 (33)
10.41	Form for Restricted Stock Award Notice between Planar Systems, Inc. and J. Michael Gullard, Carl W. Neun, David Sandberg, Gregory H. Turnbull, and Steven E. Wynne, dated as of June 28, 2012* (34)
10.42	Amendment to Planar Systems, Inc. 2009 Incentive Plan* (36)
10.43	Transition Agreement between Planar Systems, Inc. and Scott Hildebrandt (36)
14.0	Code of Conduct of Planar Systems, Inc. (9)
21.0	Subsidiaries of Planar Systems, Inc. (37)
23.0	Consent of KPMG LLP, Independent registered public accounting firm (37)
24.0	Power of Attorney (37)
31.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document** (37)
101.SCH	XBRL Taxonomy Extension Schema Document** (37)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document** (37)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document** (37)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document** (37)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document** (37)

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 33-71020), declared effective on December 15, 1993.

(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 27, 1996.
(3) Incorporated by reference to the Company's Registration Statement on Form 8-A filed on February 9, 2006.
(4) Incorporated by reference to the Company's Current Report on Form 8-K filed July 21, 2006.
(5) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 25, 1998.
(6) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 26, 1997.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 24, 1999.
(8) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 28, 2001.
(9) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 26, 2003.
(10) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 2005.
(11) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 29, 2005.
(12) Incorporated by reference to the Company's Proxy Statement dated December 22, 2005 filed on December 29, 2005.
(13) Incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-138064) filed on October 18, 2006.
(14) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 29, 2006.
(15) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2007.
(16) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 30, 2007.
(17) Incorporated by reference to the Company's Current Report on Form 8-K filed on August 15, 2007.
(18) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 14, 2007.
(19) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 29, 2007.
(20) Incorporated by reference to the Company's Current Report on Form 8-K filed on February 28, 2008.
(21) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 28, 2007.
(22) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 26, 2008.
(23) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 25, 2009.
(24) Incorporated by reference to the Company's Current Report on Form 8-K filed December 7, 2009.
(25) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 26, 2010.
(26) Incorporated by reference to the Company's Current Report on Form 8-K filed November 23, 2010.
(27) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010.
(28) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2011.
(29) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2011.
(30) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 2011.
(31) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 30, 2011.
(32) Incorporated by reference to the Company's Current Report on Form 8-K filed November 23, 2011.

(33) Incorporated by reference to the Company's Current Report on Form 8-K filed January 27, 2012.
(34) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2012.
(35) Incorporated by reference to the Company's Current Report on Form 8-K filed July 17, 2012.
(36) Incorporated by reference to the Company's Current Report on Form 8-K filed August 21, 2012.
(37) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended September 28, 2012 filed on December 7, 2012.

* This exhibit constitutes a management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLANAR SYSTEMS, INC

January 25, 2013

By: /s/ RYAN W. GRAY
Ryan W. Gray
Vice President
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dated indicated.

Signature	Title	Date
/s/ GERALD K. PERKEL Gerald K. Perkel	President, Chief Executive Officer, Director (Principal Executive Officer)	January 25, 2013
/s/ RYAN W. GRAY Ryan W. Gray	Vice President and Chief Financial Officer, (Principal Financial and Accounting Officer)	January 25, 2013
/s/ MICHAEL GULLARD* Michael Gullard	Director	January 25, 2013
/s/ CARL NEUN* Carl Neun	Director	January 25, 2013
/s/ DAVID SANDBERG* David Sandberg	Director	January 25, 2013
/s/ GREGORY H. TURNBULL* Gregory H. Turnbull	Chairman	January 25, 2013
/s/ STEVEN E. WYNNE* Steven E. Wynne	Director	January 25, 2013

* By /s/ GERALD K. PERKEL
Gerald K. Perkel
Attorney-in-fact

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CORPORATE OFFICERS

Gerald K. (Gerry) Perkel
President and
Chief Executive Officer

Ryan W. Gray
Vice President and
Chief Financial Officer

Stephen M. Going
Senior Vice President,
General Counsel and Secretary

PLANAR OPERATIONS

Corporate Headquarters
Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, Oregon
97006-1992, USA
Toll-Free: +1.866.475.2627
(United States and Canada)
Phone: +1.503.748.1100
Fax: +1.503.748.1244
Email: sales@planar.com

Additional Locations and Offices
Espoo, Finland
Albi, France
Paris, France
Rome, Italy
Shanghai, People's Republic of China
Taipei, Taiwan

INVESTOR RELATIONS

Planar Systems, Inc.
1195 NW Compton Drive
Beaverton, Oregon
97006-1992, USA
Phone: +1.503.748.1100
Fax: +1.503.748.1541
Email: invest@planar.com

Information on Planar products, technologies, conference calls and financial reports, plus a press release archive, can be found at www.planar.com.

The annual meeting of shareholders will be held April 25, 2013.

COMMON STOCK INFORMATION

The common stock of Planar Systems, Inc. trades on the NASDAQ Global Market under the Symbol "PLNR." The Company has never paid and does not anticipate paying dividends in the foreseeable future.

Legal Counsel
Ater Wynne LLP
Portland, Oregon

Independent Auditor
KPMG LLP
Portland, Oregon

Transfer Agent
Computershare
P.O. Box 43006
Providence, Rhode Island
02940-3006, USA
Phone: +1.877.289.7095
TDD: +1.800.231.5469
web: www.computershare.com/investor

PLANAR™

www.planar.com